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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2012
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2012
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on September 30, 2013.

REPUBLIC OF PANAMA

By: ______________________________
Frank George De Lima Gercich
Minister of Economy and Finance of the Republic of Panama

Total Number of Pages is 139
Exhibit Index is on Page 3 of 139

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2012 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2013 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C



Año CVIII Panamá, R. de Panamá jueves 18 de octubre de 2012 Nº 27145-B

CONTENIDO

ASAMBLEA NACIONAL
Ley Nº 71
(De jueves 18 de octubre de 2012)

QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DE 2013.

LEY 71

De 18 de octubre de 2012

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2013

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2013 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	6,985,421,247	[illegible]	[illegible]	5,061,820,782	4,499,819,570	9,561,640,352
1. INSTITUCIONES DESCENTRALIZADAS	4,006,804,410	824,473,800	4,831,278,210	3,332,396,173	1,498,882,037	4,831,278,210
2. EMPRESAS PÚBLICAS	905,130,435	204,368,950	1,109,499,585	754,486,185	355,013,400	1,109,499,585
3. INTERMEDIARIOS FINANCIEROS	556,007,010	1,823,570,050	2,379,577,060	470,748,960	1,908,828,100	2,379,577,060
TOTAL	12,453,363,402	5,428,625,805	17,881,989,207	9,619,452,100	8,262,543,107	17,881,995,207
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,212,738,560	385,333,180	1,598,071,740	1,212,738,560	385,333,180	1,598,071,740
TOTAL PRESUPUESTO GENERAL DEL ESTADO	11,240,624,842	5,043,292,625	16,283,917,467	8,406,713,540	7,877,209,927	16,283,923,467



ARTÍCULO 2. Apruébanse los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,503,432,498	744,405,952	910,717,360	0	903,264,972	5,061,820,782
1. INSTITUCIONES DESCENTRALIZADAS	1,743,237,923	1,550,245,800	0	38,902,450	10,000	3,332,396,173
2. EMPRESAS PÚBLICAS	413,896,935	65,763,400	6,500,000	255,923,050	12,402,800	754,486,185
3. INTERMEDIARIOS FINANCIEROS	348,312,660	120,021,300	0	0	2,415,000	470,748,960
TOTAL	5,008,880,816	2,480,436,452	917,217,360	294,825,500	918,092,772	9,619,452,100

ARTÍCULO 3. Apruébanse los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	3,299,280,603	26,481,708	376,432,880	797,924,379	4,499,819,570
1. INSTITUCIONES DESCENTRALIZADAS	1,487,127,900	11,754,137	0	0	1,498,882,037
2. EMPRESAS PÚBLICAS	286,401,400	39,897,900	0	28,714,100	355,013,400
3. INTERMEDIARIOS FINANCIEROS	1,884,569,300	12,171,600	0	12,087,200	1,908,828,100
TOTAL	6,957,378,403	90,005,185	376,432,880	838,725,679	8,262,543,107

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	7,909,799,730	48.57
DESARROLLO DE LA INFRAESTRUCTURA	1,165,253,958	7.16
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	3,435,722,899	21.10
SERVICIOS GENERALES	2,025,924,429	12.44
SERVICIO DE LA DEUDA PÚBLICA	1,747,222,451	10.73
TOTAL	16,283,923,467	100.00

2



CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2013 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**10,553,352,719**
INGRESOS CORRIENTES	10,202,376,287
RECURSOS DEL PATRIMONIO	315,703,600
DONACIONES	30,772,832
TRANSF. OTRO	4,500,000
GASTOS CORRIENTES	**7,914,448,900**
SERVICIOS PERSONALES	3,099,579,776
SERVICIOS NO PERSONALES	766,946,363
MATERIALES Y SUMINISTROS	639,905,197
MAQUINARIA Y EQUIPO	37,565,495
INVERSIÓN FINANCIERA	36,383,300
TRANSFERENCIAS CORRIENTES	2,326,423,652
TRANSF. OTRO	0
ASIGNACIONES GLOBALES	23,066,945
SEGURO EDUCATIVO	78,265,600
INTERESES DE LA DEUDA	906,312,572
INTERNA	171,630,770
EXTERNA	734,681,802
SUPERÁVIT/DEFICIT CORRIENTE	**2,287,927,387**
INVERSIÓN	**3,745,386,970**
CORRIENTE	3,745,386,970
BALANCE	**-1,106,483,151**
FINANCIAMIENTO	**1,106,483,151**
INTERNO NETO	311,104,460
CRÉDITO INTERNO	1,078,302,048
SALDO EN CAJA	22,587,500
USO RESERVA	490,686,000
INVERSIÓN FINANCIERA	-656,863,780
AMORTIZACIÓN	-623,607,308
EXTERNO NETO	795,378,691
CRÉDITO EXTERNO	984,510,762
AMORTIZACIÓN	-189,132,071



3

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2013 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	9,561,634,352	TOTAL	9,561,648,352
1. INGRESOS CORRIENTES	6,985,421,347	1. GASTOS CORRIENTES	5,061,820,782
1.1. INGRESOS TRIBUTARIOS	4,832,234,997	1.1. GASTOS DE OPERACIÓN	2,503,432,498
1.1.1. IMPUESTOS DIRECTOS	2,293,498,361		
1.1.2. IMPUESTOS INDIRECTOS	2,538,736,636	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,665,123,312
		TRANSFERENCIAS CORRIENTES	744,405,952
1.2. INGRESOS NO TRIBUTARIOS	2,012,920,650	TRANSFERENCIAS PROPIAS	599,109,552
1.2.1. RENTA DE ACTIVOS	18,127,000	TRANSFERENCIAS C.S.S.	145,296,400
1.2.2. PART. EN UTILIDADES EMPRESAS	961,156,300	SUBSIDIOS	910,717,360
1.2.3. TRANSFERENCIAS CORRIENTES	[illegible]	1.3. INTERESES DE LA DEUDA PÚBLICA	903,264,972
1.2.4. TASAS Y DERECHOS	[illegible]		
1.2.5. CONTRIBUCIÓN DE MEJORAS	[illegible]		
1.2.6. INGRESOS VARIOS	[illegible]		
1.2.7. APORTE AL FISCO	[illegible]		
1.3. OTROS INGRESOS CORRIENTES	[illegible]		
1.3.2. INTERESES Y COMISIONES GANADOS	[illegible]		
1.4. SALDO EN CAJA Y EN BANCO	[illegible]		
1.4.2. DISPONIBLE LIBRE EN BANCO	[illegible]		
1.5. INGRESO DE GESTIÓN	60,000,000		
2. INGRESOS DE CAPITAL	2,576,213,005	2. GASTOS DE CAPITAL	4,499,819,570
2.1. RECURSOS DEL PATRIMONIO	211,400,300	(Maquinaria y Equipo e Inversión Financiera)	3,299,280,603
2.1.1. VENTA DE ACTIVOS	200,000,000	2.2. OTROS GASTOS DE CAPITAL	26,181,708
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	11,400,300	2.3. TRANSFERENCIAS DE CAPITAL	376,432,880
2.1.4. RECUPERACIÓN DE COLOCACIONES		2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	797,924,379
2.2. RECURSOS DEL CRÉDITO	2,335,168,443		
2.2.1. CRÉDITO INTERNO	1,099,655,481		
2.2.2. CRÉDITO EXTERNO	1,235,512,962		
2.3. OTROS INGRESOS DE CAPITAL	22,508,162		
2.3.2. TRANSFERENCIA DE CAPITAL	22,508,162		
2.4. SALDO EN CAJA Y BANCO	7,136,100		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,136,100		

4



ARTÍCULO 7. **Apruébanse los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:**

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	2,503,432,498	744,405,952	910,717,360	903,264,972	5,061,820,782
ASAMBLEA NACIONAL	58,744,700	1,402,400	0	0	60,147,100
CONTRALORÍA GENERAL DE LA REPÚBLICA	78,591,019	563,956	0	0	79,154,975
MINISTERIO DE LA PRESIDENCIA	73,693,485	669,800	8,070,900	0	82,434,185
MINISTERIO DE RELACIONES EXTERIORES	48,810,359	2,500,211	0	0	51,310,570
MINISTERIO DE EDUCACIÓN	819,806,367	26,164,200	308,598,900	0	1,154,569,467
MINISTERIO DE COMERCIO E INDUSTRIAS	23,452,925	3,958,000	20,430,125	0	47,841,050
MINISTERIO DE OBRAS PÚBLICAS	31,568,550	160,500	0	0	31,729,050
MINISTERIO DE DESARROLLO AGROPECUARIO	36,872,777	1,350,500	21,990,480	0	60,213,757
MINISTERIO DE SALUD	401,122,862	247,391,800	421,827,200	0	1,070,341,862
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	24,187,437	441,040	0	0	24,628,477
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	19,784,170	167,400	13,491,200	0	33,442,770
MINISTERIO DE ECONOMÍA Y FINANZAS	105,253,752	335,123,300	50,466,085	0	490,843,137
MINISTERIO DE GOBIERNO	64,246,375	37,994,460	54,909,470	0	157,150,305
MINISTERIO DE SEGURIDAD PÚBLICA	453,363,000	50,143,100	0	0	503,506,100
MINISTERIO DE DESARROLLO SOCIAL	16,851,610	1,875,108	10,933,000	0	29,659,718
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,210,665	84,500	0	0	2,295,165
ÓRGANO JUDICIAL	86,715,985	547,000	0	0	87,262,985
PROCURADURÍA GENERAL DE LA NACIÓN	77,412,509	1,189,100	0	0	78,601,609
PROCURADURÍA DE LA ADMINISTRACIÓN	3,498,045	205,800	0	0	3,703,845
TRIBUNAL ELECTORAL	47,610,223	32,112,577	0	0	79,722,800
FISCALÍA GENERAL ELECTORAL	5,286,106	20,000	0	0	5,306,106
OTROS GASTOS DE LA ADMINISTRACIÓN	13,625,154	74,000	0	0	13,699,154
TRIBUNAL DE CUENTAS	2,798,289	64,600	0	0	2,862,889
FISCALÍA DE CUENTAS	2,661,025	47,800	0	0	2,708,825
DEFENSORÍA DEL PUEBLO	5,265,109	154,800	0	0	5,419,909
DEUDA PÚBLICA	0	0	0	903,264,972	903,264,972



5

ARTÍCULO 8. Apruébanse los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**3,299,280,603**	**26,181,708**	**376,432,880**	**797,924,379**	**4,499,819,570**
ASAMBLEA NACIONAL	4,885,000	265,000	0	0	5,150,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	738,550	1,567,225	0	0	2,305,775
MINISTERIO DE LA PRESIDENCIA	1,352,259,800	0	28,650,000	0	1,380,909,800
MINISTERIO DE RELACIONES EXTERIORES	7,784,850	367,500	0	0	8,152,350
MINISTERIO DE EDUCACIÓN	160,992,200	0	155,445,800	0	316,438,000
MINISTERIO DE COMERCIO E INDUSTRIAS	12,732,500	804,700	27,442,800	0	40,980,000
MINISTERIO DE OBRAS PÚBLICAS	697,648,378	213,300	0	0	697,861,678
MINISTERIO DE DESARROLLO AGROPECUARIO	49,557,190	335,202	36,458,730	0	86,351,122
MINISTERIO DE SALUD	367,780,250	642,800	73,135,100	0	441,558,150
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	1,394,500	0	14,804,800	0	16,199,300
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	51,332,200	0	2,700,000	0	54,032,200
MINISTERIO DE ECONOMÍA Y FINANZAS	210,309,100	1,466,050	3,944,350	0	215,719,500
MINISTERIO DE GOBIERNO	47,900,000	902,685	31,093,700	0	79,896,385
MINISTERIO DE SEGURIDAD PÚBLICA	124,133,800	9,672,300	0	0	133,806,100
MINISTERIO DE DESARROLLO SOCIAL	178,838,530	119,856	2,817,600	0	181,775,986
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	173,650	0	0	173,650
ÓRGANO JUDICIAL	19,301,100	1,621,990	0	0	20,923,090
PROCURADURÍA GENERAL DE LA NACIÓN	8,495,000	2,102,350	0	0	10,597,350
PROCURADURÍA DE LA ADMINISTRACIÓN	19,405	160,000	0	0	179,405
TRIBUNAL ELECTORAL	2,533,000	5,504,700	0	0	8,037,700
FISCALÍA GENERAL ELECTORAL	0	35,500	0	0	35,500
OTROS GASTOS DE LA ADMINISTRACIÓN	0	116,700	0	0	116,700
TRIBUNAL DE CUENTAS	187,750	0	0	0	187,750
FISCALÍA DE CUENTAS	175,000	0	0	0	175,000
DEFENSORÍA DEL PUEBLO	282,500	50,200	0	0	332,700
DEUDA PÚBLICA	0	0	0	797,924,379	797,924,379



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. **Apruébanse el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2013 por un monto de B/.9,561,634,352 de acuerdo con el siguiente detalle:**

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	9,561,634,352
0.55.1.0.0.0.00	INGRESOS CORRIENTES	6,985,421,347
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	4,832,234,997
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	2,293,498,361
0.55.1.1.1.1.00	SOBRE LA RENTA	1,965,007,144
0.55.1.1.1.1.01	PERSONA NATURAL	38,838,929
0.55.1.1.1.1.02	PERSONA JURÍDICA	852,755,932
0.55.1.1.1.1.03	PLANILLA	527,310,230
0.55.1.1.1.1.04	DIVIDENDOS	140,646,584
0.55.1.1.1.1.05	COMPLEMENTARIO	112,972,997
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	81,067,039
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	29,931,186
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	44,925,200
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	72,635,854
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	63,923,193
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	246,131,317
0.55.1.1.1.2.01	INMUEBLES	137,217,611
0.55.1.1.1.2.02	AVISOS DE OPERACIÓN DE EMPRESAS	108,913,706
0.55.1.1.1.4.00	SEGURO EDUCATIVO	82,359,900
0.55.1.1.1.4.99	SEGURO EDUCATIVO	82,359,900
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,538,736,636
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,332,864,000
0.55.1.1.2.1.01	IMPORTACIÓN	628,513,457
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	704,350,543
0.55.1.1.2.2.00	IMPORTACIÓN	490,730,431
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS, ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE, GRASAS Y MINERALES	100,000



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	381,580,431
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	632,752,768
0.55.1.1.2.4.01	PRIMA DE SEGUROS	66,450,733
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLES DERIV. DE PETRÓLEO	233,387,098
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	40,566,703
0.55.1.1.2.4.06	CONSUMO DE LICORES	13,353,516
0.55.1.1.2.4.08	VENTA DE GASEOSAS	7,697,177
0.55.1.1.2.4.09	CONSUMO VARIOS	90,669,188
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	23,019
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	34,505,291
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,231,393
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	26,958,389
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMÓVILES	117,910,261
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	58,455,226
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	58,455,226
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	23,934,211
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	23,934,211
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,012,920,650
0.55.1.2.1.0.00	RENTA DE ACTIVOS	18,127,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	10,000,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	7,000,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	3,000,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	8,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	6,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	961,156,300
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	835,156,300
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	660,000,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	90,000,000

8



0.55.1.2.2.1.05	DIVIDENDOS AITSA	12,956,300
0.55.1.2.2.1.09	DIVIDENDOS PTP	2,200,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	108,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	105,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	3,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	18,000,000
0.55.1.2.2.5.01	SEÑOREAJE	18,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	9,408,005
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	5,505,881
0.55.1.2.3.2.01	CENTRO NACIONAL DE ESTUDIOS MOLECULARES	86,227
0.55.1.2.3.2.02	INSTITUTO NACIONAL DE LA MUJER	89,064
0.55.1.2.3.2.04	SECRETARIA DE LA NIÑEZ Y FAMILA	84,664
0.55.1.2.3.2.05	SIACAP	26,739
0.55.1.2.3.2.08	SENADIS	49,218
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	2,200,569
0.55.1.2.3.2.11	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	46,002
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	175,981
0.55.1.2.3.2.16	ACODECO	29,806
0.55.1.2.3.2.17	REGISTRO PÚBLICO	101,544
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	82,847
0.55.1.2.3.2.20	IFARHU	167,008
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	85,656
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	67,764
0.55.1.2.3.2.25	IDIAP	77,098
0.55.1.2.3.2.26	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	25,941
0.55.1.2.3.2.27	SISTEMA ESTATAL DE RADIO Y TELEVISION	29,883
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	75,804
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	29,634
0.55.1.2.3.2.30	INAC	102,232
0.55.1.2.3.2.35	PANDEPORTES	137,876
0.55.1.2.3.2.37	INADEH	173,930
0.55.1.2.3.2.38	ANAM	151,014
0.55.1.2.3.2.40	IPHE	97,323
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	130,299
0.55.1.2.3.2.42	IPACOOP	66,029
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	32,307
0.55.1.2.3.2.44	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	87,279
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	103,992
0.55.1.2.3.2.46	AMPYME	56,787
0.55.1.2.3.2.47	AUTORIDAD INNOVACIÓN GUBERNAMENTAL	101,532
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	79,910
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	291,980
0.55.1.2.3.2.91	ENA	90,377
0.55.1.2.3.2.94	UNACHI	58,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	122,324
0.55.1.2.3.2.96	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	62,295
0.55.1.2.3.2.97	ZONA FRANCA DEL BARÚ	28,846
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1,208,805
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMÁ	106,801



0.55.1.2.3.3.08	BINGOS NACIONALES	23,948
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	75,680
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	78,299
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	83,308
0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	64,960
0.55.1.2.3.3.43	ASEO URBANO Y DOMICILIARIO	67,246
0.55.1.2.3.3.66	IDAAN	185,775
0.55.1.2.3.3.70	IMA	115,658
0.55.1.2.3.3.78	ETESA	115,612
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	207,593
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	83,925
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	655,049
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	67,690
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	276,485
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	115,926
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	88,499
0.55.1.2.3.4.60	CAJA DE AHORROS	16,769
0.55.1.2.3.4.80	SUPERINTENDENCIA DEL MERCADO DE VALORES	45,025
0.55.1.2.3.4.90	ISA	44,655
0.55.1.2.3.6.00	MUNICIPIOS	1,667,870
0.55.1.2.3.6.01	AGUADULCE	57,209
0.55.1.2.3.6.02	ALANJE	15,530
0.55.1.2.3.6.05	BOCAS DEL TORO	33,689
0.55.1.2.3.6.06	BOQUERÓN	15,530
0.55.1.2.3.6.07	BOQUETE	15,530
0.55.1.2.3.6.09	CAPIRA	44,655
0.55.1.2.3.6.10	CHAME	48,308
0.55.1.2.3.6.11	CHEPO	53,391
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	37,319
0.55.1.2.3.6.13	CHEPIGANA	110,369
0.55.1.2.3.6.14	DOLEGA	32,872
0.55.1.2.3.6.15	LAS TABLAS	76,673
0.55.1.2.3.6.16	COLÓN	108,730
0.55.1.2.3.6.17	ANTÓN	42,509
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	55,825
0.55.1.2.3.6.19	SAN CARLOS	53,474
0.55.1.2.3.6.20	CHANGUINOLA	15,530
0.55.1.2.3.6.21	LOS SANTOS	69,754
0.55.1.2.3.6.30	DAVID	51,189
0.55.1.2.3.6.31	DONOSO	46,866
0.55.1.2.3.6.32	GUALACA	15,530
0.55.1.2.3.6.40	BARÚ	28,846
0.55.1.2.3.6.50	CHITRÉ	64,706
0.55.1.2.3.6.74	RENACIMIENTO	15,530
0.55.1.2.3.6.75	LA CHORRERA	60,775
0.55.1.2.3.6.76	PANAMÁ	151,111
0.55.1.2.3.6.78	SAN MIGUELITO	116,780
0.55.1.2.3.6.79	TOLÉ	35,452
0.55.1.2.3.6.95	SANTIAGO	96,950



0.55.1.2.3.6.96	ARRAIJÁN	68,392
0.55.1.2.3.6.97	BUGABA	28,846
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMÁ	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMÁ	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	705,904,333
0.55.1.2.4.1.00	DERECHOS	518,404,333
0.55.1.2.4.1.02	PEAJES DEL CANAL	434,673,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	231,333
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	74,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	187,500,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	100,000,000
0.55.1.2.4.2.09	FECI	65,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	1,200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	3,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	3,436,700
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	3,436,700
0.55.1.2.6.0.00	INGRESOS VARIOS	20,062,812
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,389,200
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,039,812



0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	15,633,800
0.55.1.2.7.0.00	APORTE AL FISCO	294,825,500
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	38,902,450
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	450,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	38,452,450
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	255,923,050
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	97,616,750
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	92,710,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	65,596,200
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	80,265,700
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	80,265,700
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	80,265,700
0.55.1.3.2.4.45	INTERESES DEL FONDO DE AHORRO DE PANAMÁ	37,000,000
0.55.1.3.2.4.47	RENDIMIENTO DEL FONDO DE AHORRO DE PANAMÁ	16,570,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	26,385,000
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PÚBLICAS	310,700
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	60,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACIÓN	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,962,655
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000

12



0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	29,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	29,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	2,576,213,005
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	211,400,300
0.55.2.1.1.0.00	VENTA DE ACTIVOS	200,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	200,000,000
0.55.2.1.1.1.05	TERRENOS	200,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	11,400,300
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	659,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	2,500,000
0.55.2.1.3.0.57	BHN	675,000
0.55.2.1.3.0.58	IMA	240,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	2,335,168,443
0.55.2.2.1.0.00	CRÉDITO INTERNO	1,099,655,481
0.55.2.2.1.1.00	BONOS	1,096,155,481
0.55.2.2.1.1.47	BONOS INTERNOS	1,096,155,481
0.55.2.2.1.4.00	PRÉSTAMOS	3,500,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	3,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,235,512,962
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	232,016,890
0.55.2.2.2.1.10	JBIC-MINSA	2,451,900
0.55.2.2.2.1.12	ÓRGANO JUDICIAL - BID	2,210,200
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	48,519,900
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	3,008,280
0.55.2.2.2.1.18	BID-MEF SEFI 1073	300,000
0.55.2.2.2.1.22	BID 1074 MEF	12,000,000
0.55.2.2.2.1.25	MEF-BID	5,819,700



0.55.2.2.2.1.26	AGUA POTABLE Y SERVICIO DE SANEAMIENTO	8,985,500
0.55.2.2.2.1.30	OFID-MINSA	20,000,000
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACIÓN RURAL	5,000,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCIÓN SOCIAL	450,900
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	5,200,000
0.55.2.2.2.1.55	MIVI BID 343	5,000,000
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	945,910
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHÍA SALUD	7,900,000
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	19,000,000
0.55.2.2.2.1.68	BID SALUD	6,549,100
0.55.2.2.2.1.69	BID - MICI PN L 1001	9,000,000
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	13,954,500
0.55.2.2.2.1.72	MIDA - BID PN 0141	7,684,700
0.55.2.2.2.1.75	MOP - BID 1468	23,912,000
0.55.2.2.2.1.91	FIDA-MIDA-385-466	1,024,300
0.55.2.2.2.1.95	BID PRESIDENCIA 2025	23,100,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,003,496,072
0.55.2.2.2.5.10	BONOS EXTERNOS	1,003,496,072
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	22,508,162
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	22,508,162
0.55.2.3.2.8.00	SECTOR EXTERNO	22,508,162
0.55.2.3.2.8.13	MIDES - RED DE PROTECCIÓN SOCIAL	5,798,962
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	1,000,000
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,332,300
0.55.2.3.2.8.80	UNION EUROPEA ORGANO JUDICIAL	376,900
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,136,100
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,136,100
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,136,100

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,763,250
Administración General	39,467,450
Transferencias Corrientes	1,181,400
Total del Presupuesto de Funcionamiento	**60,412,100**
Inversión	
Construcción y Remodelación	2,650,000
Programa de Modernización	2,235,000
Total del Presupuesto de Inversión	**4,885,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,297,100**

14



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	30,136,720
Contabilidad Pública	3,754,560
Fiscalización, Regulación y Control	24,241,720
Servicios de Estadística	14,041,027
Transferencias Varias	8,700
Auditoría	8,539,473
Total del Presupuesto de Funcionamiento	**80,722,200**
Inversión	
Fortalecimiento Institucional	738,550
Total del Presupuesto de Inversión	**738,550**
TOTAL DEL PRESUPUESTO DE GASTOS	**81,460,750**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	32,924,850
Dirección de Carrera Administrativa	1,541,240
Gaceta Oficial	134,150
Consejo de Defensa y Seguridad Nacional	4,948,880
Servicio de Protección Institucional	23,311,205
Programa de Ayuda Nacional (PAN)	11,021,320
Desarrollo Integral - Áreas Prioritarias	481,640
Transferencias	8,070,900
Total del Presupuesto de Funcionamiento	**82,434,185**
Inversión	
Obras de Interés Social	22,306,800
Despacho Presidente (Colón)	250,000
Electrificación Rural	11,300,000
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	107,170,300

15



Transferencias de Capital	28,650,000
Mejoras de Instalaciones y Equipamiento	1,208,727,200
Total del Presupuesto de Inversión	**1,380,909,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,463,343,985**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	14,151,080
Política Exterior	35,115,679
Transferencias Varias	2,411,311
Total del Presupuesto de Funcionamiento	**51,678,070**
Inversión	
Restauración y Remodelación	7,784,850
Total del Presupuesto de Inversión	**7,784,850**
TOTAL DEL PRESUPUESTO DE GASTOS	**59,462,920**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	94,568,167
Educación Básica General	347,090,700
Educación Media	282,808,700
Educación de Adultos	24,623,100
Educación Post-Media	835,200
Educación Agropecuaria	8,437,300
Transferencias Corrientes	26,100,600
Transferencias al Sector Público	308,598,900
Fondo Exoneración de Matrícula	61,506,800
Total del Presupuesto de Funcionamiento	**1,154,569,467**
Inversión	
Mantenimiento de Centros Educativos	1,038,300
Construcción y Rehab. de Escuelas	25,644,550
Equipamiento de Centros Educativos	3,472,650
Desarrollo Educativo	22,394,500
Nutrición Escolar	11,895,550



Educación Básica	2,121,250
Transferencias de Capital	155,445,800
Fortalecimiento de Tecn. Educativa	83,195,000
Mantenimiento, Equip. y Constr. S.E.	11,230,400
Total del Presupuesto de Inversión	**316,438,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,471,007,467**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,905,400
Fomento y Regulación Industria	941,910
Fomento y Regulación del Comercio	10,538,127
Regulación de Intermediarios Financieros	958,863
Fomento y Reg. de los Recursos Minerales	985,325
Transferencias	3,886,000
Transferencias al Sector Público	20,430,125
Total del Presupuesto de Funcionamiento	**48,645,750**
Inversión	
Desarrollo Comercial e Industrial	12,732,500
Transferencias de Capital	27,442,800
Total del Presupuesto de Inversión	**40,175,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,821,050**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,481,390
Mantenimiento de Obras	16,450,460
Transferencias Varias	10,500
Total del Presupuesto de Funcionamiento	**31,942,350**
Inversión	
Construcción y Rehabilitación Drenajes	3,982,500
Mantenimiento y Rehabilitación Vial	356,541,498
Construcción y Mej. de Calles y Avenidas	22,814,130

17



Construcción y Rehabilitación de Puentes	24,110,250
Reordenamiento Vial-Ciudad de Pmá.	290,200,000
Total del Presupuesto de Inversión	**697,648,378**
TOTAL DEL PRESUPUESTO DE GASTOS	**729,590,728**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:


REPUBLICA DE PANAMA

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	31,691,071
Asistencia Técnica Agrícola	2,110,793
Asistencia Técnica Pecuaria	3,749,108
Desarrollo Social	435,942
Servicios de Ingeniería Rural	571,565
Transferencias al Sector Público	21,990,480
Total del Presupuesto de Funcionamiento	**60,548,959**
Inversión	
Mejoramiento de Productividad	10,575,000
Programa de Desarrollo Tecnológico	2,080,000
Sanidad Agropecuaria	18,231,600
Desarrollo Rural Agropecuario	14,047,540
Otros Proyectos de Inversión	1,623,050
Reconver. y Transfor. Agropecuaria	3,000,000
Transferencias de Capital	36,458,730
Total del Presupuesto de Inversión	**86,015,920**
TOTAL DEL PRESUPUESTO DE GASTOS	**146,564,879**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	238,162,987
Provisión de Atención	164,681,475
Transferencias Varias	169,168,600
Fondo de Adm. de Hospitales	2,959,500



Fondo de Servicios Varios	2,610,300
Transferencias al Sector Público	493,401,800
Total del Presupuesto de Funcionamiento	**1,070,984,662**
Inversión	
Construcción y Mej. de Inst. de Salud	172,822,000
Salud Ambiental	143,747,800
Salud Nutricional	12,417,500
Equipamiento de Inst. de Salud	3,038,000
Otros Proyectos de Inversión	23,705,850
Transferencias de Capital	73,135,100
Desarrollo Comunitario	12,049,100
Total del Presupuesto de Inversión	**440,915,350**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,511,900,012**

CAPÍTULO XII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,427,221
Admón. de las Relaciones Laborales	4,300,770
Inv., Promoción y Generación de Empleo	1,137,946
Transferencias Varias	441,040
Educación y Capacitación-Sind.,Priv.	8,321,500
Total del Presupuesto de Funcionamiento	**24,628,477**
Inversión	
Programa de Inserción Laboral	1,394,500
Transferencia de Capital	14,804,800
Total del Presupuesto de Inversión	**16,199,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,827,777**

CAPÍTULO XIII

0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,424,085

19



Planificación y Desarrollo Urbano	4,569,530
Admón. y Regulación de Bienes	643,205
Ordenamiento y Desarrollo Territorial	1,314,750
Transferencias Varias	13,491,200
Total del Presupuesto de Funcionamiento	**33,442,770**
Inversión	
Construcción de Vivienda	26,746,200
Fondo de Ahorro Habitacional	2,500,000
Financiamiento de Vivienda	13,711,000
Asistencia Habitacional	1,700,000
Mejoramiento Habitacional	6,250,000
Transferencias de Capital	2,700,000
Fortalecimiento Institucional	425,000
Total del Presupuesto de Inversión	**54,032,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**87,474,970**

CAPÍTULO XIV

0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	49,792,420
Desarrollo Económico y Social	20,642,297
Admón. Fiscal y Patrimonial	226,578,585
Transferencias Varias	195,295,885
Total del Presupuesto de Funcionamiento	**492,309,187**
Inversión	
Fondo de Preinversión	3,500,000
Fort Gest. Eco. y Admón. Finan.	69,512,200
Desarrollo Social e Inv. Comunitarias	18,210,000
Des.Comunitario Infraest. Pub.(PRODEC)	50,000,000
Transferencias de Capital	3,944,350
Estudios, Diseños y Const. de Infraest.	63,862,100
Fideicomiso Madden - Colón	5,224,800
Total del Presupuesto de Inversión	**214,253,450**
TOTAL DEL PRESUPUESTO DE GASTOS	**706,562,637**

CAPÍTULO XV

0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

20



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,391,750
Administ.y Desarrollo Gubernamental	10,890,420
Servicios Postales y Telégrafos	9,134,130
Servicios Penitenciarios y Cus. de Me	31,888,160
Transferencias Varias	92,808,530
Total del Presupuesto de Funcionamiento	**158,112,990**
Inversión	
Construc, Mejoram. y Estudios Infract.	42,900,000
PRODEC	5,000,000
Transferencias de Capital	31,033,700
Total del Presupuesto de Inversión	**78,933,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**237,046,690**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,343,930
Seguridad Pública Nacional	456,077,470
Transferencias Varias	45,757,000
Total del Presupuesto de Funcionamiento	**513,178,400**
Inversión	
Const., Reparación y Ampl. de Infraest.	124,133,800
Total del Presupuesto de Inversión	**124,133,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**637,312,200**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,454,014

21



Promoción Social y Cohesión Social	2,967,700
Programa de Gestión Territorial	3,932,860
Transferencias al Sector Público	11,425,000
Total del Presupuesto de Funcionamiento	**29,779,574**
Inversión	
Desarrollo Comunitario	177,813,080
Fortalecimiento Institucional	1,025,450
Transferencias al Sector Público	2,817,600
Total del Presupuesto de Inversión	**181,656,130**
TOTAL DEL PRESUPUESTO DE GASTOS	**211,435,704**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	2,468,815
Total del Presupuesto de Funcionamiento	**2,468,815**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,468,815**

CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	21,807,600
Administración de Justicia Ciudadana	54,704,495
Transf. y Desarrollo Institucional	12,372,880
Total del Presupuesto de Funcionamiento	**88,884,975**
Inversión	
Rehabilitación y Const. de Infraestrura	9,236,000
Mejoramiento Admón. de Justicia	4,852,850
Equipamiento y Fortalec. Institucional	2,712,250
Modernización del Sistema de Justicia	2,500,000
Total del Presupuesto de Inversión	**19,301,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**108,186,075**



CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**89,198,959**
Funcionamiento	**80,703,959**
Inversión	**8,495,000**
Procuraduría de la Administración	**3,883,250**
Funcionamiento	**3,863,845**
Inversión	**19,405**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	62,191,659
Medicina Legal y Forense	18,512,300
Total del Presupuesto de Funcionamiento	**80,703,959**
Inversión	
Modernización Proc. General	7,111,300
Modernización de Servicios Forenses	1,383,700
Total del Presupuesto de Inversión	**8,495,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**89,198,959**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,405,455
Representación y Def. de la Adm. Pública	2,458,390
Total del Presupuesto de Funcionamiento	**3,863,845**
Inversión	
Prog. General /Mejor. de Just. Etapa II	19,405
Total del Presupuesto de Inversión	**19,405**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,883,250**



CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**87,760,500**
Funcionamiento	**85,227,500**
Inversión	**2,533,000**
Fiscalía General Electoral	**5,341,606**
Funcionamiento	**5,341,606**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,440,564
Registro e Identificación Ciudadana	8,547,943
Servicios Electorales	35,943,893
Eventos Electorales	22,295,100
Total del Presupuesto de Funcionamiento	**85,227,500**
Inversión	
Construcciones, Mejoras y Habilitaciones	1,732,100
Conserv.Docum.Hist. Hechos Vitales	440,900
Const. de Oficinas a Nivel Provincial	360,000
Total del Presupuesto de Inversión	**2,533,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**87,760,500**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,832,703
Fiscalías Electorales	681,259
Elecciones	1,827,644
Total del Presupuesto de Funcionamiento	**5,341,606**



TOTAL DEL PRESUPUESTO DE GASTOS **5,341,606**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	13,815,854
Total del Presupuesto de Funcionamiento	**13,815,854**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,815,854**



CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,736,371
Administración General	1,126,518
Total del Presupuesto de Funcionamiento	**2,862,889**
Inversión	
Fortalecimiento Institucional	187,750
Total del Presupuesto de Inversión	**187,750**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,050,639**

CAPÍTULO XXIV
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,748,420
Administración General	960,405
Total del Presupuesto de Funcionamiento	**2,708,825**



Inversión	
Fortalec., Mejoram., e Implementación	175,000
Total del Presupuesto de Inversión	**175,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,883,825**

CAPÍTULO XXV
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,241,090
Protec. y Defensa de los Derechos Hum.	2,229,019
Total del Presupuesto de Funcionamiento	**5,470,109**
Inversión	
Estudio, Diseño y Construcción	282,500
Total del Presupuesto de Inversión	**282,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,752,609**

CAPÍTULO XXVI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	749,405,952	910,717,360	1,660,123,312
01	ASAMBLEA NACIONAL	1,402,400		1,402,400
	A Personas	50,000		50,000
	Becas de Estudio	100,000		100,000
	Al Sector Externo	1,252,400		1,252,400
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	563,956		563,956
	A Personas	131,960		131,960
	Becas de Estudio	423,296		423,296
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	669,800	8,070,900	8,740,700
	Pensiones y Jubilaciones	541,800		541,800

26



	A Personas	74,000		74,000
	Becas de Estudio	54,000		54,000
	SENACYT		3,137,900	3,137,900
	AUTORIDAD NAL. PARA LA INNOV. GUB.		4,933,000	4,933,000
	Propias			
05	MINISTERIO DE RELACIONES EXTERIORES	2,500,211		2,500,211
	A Personas	19,600		19,600
	Becas de Estudio	69,300		69,300
	Al Sector Externo	2,411,311		2,411,311
07	MINISTERIO DE EDUCACIÓN	26,164,200	308,598,900	334,763,100
	Pensiones y Jubilaciones	22,992,100		22,992,100
	Becas de Estudio	53,600		53,600
	Al Sector Privado	2,910,200		2,910,200
	I.N.A.C.		16,005,000	16,005,000
	Instituto Panameño de Deportes		14,531,300	14,531,300
	I.P.H.E.		29,349,000	29,349,000
	Universidad Autónoma de Chiriquí		30,372,600	30,372,600
	Universidad de Panamá		149,850,700	149,850,700
	Universidad Marítima Internacional de Panamá		1,447,200	1,447,200
	Universidad Especializada de las Américas		9,481,100	9,481,100
	Universidad Tecnológica		57,562,000	57,562,000
	Al Sector Externo	208,300		208,300
08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,958,000	20,430,125	24,388,125
	Becas de Estudio	72,000		72,000
	Al Sector Privado	2,000,000		2,000,000
	Autoridad de Micro, Mediana y Pequeña Empresa		2,528,300	2,528,300
	Autoridad de Protección al Consumidor y Def. Comp.		10,167,700	10,167,700
	Zona Franca del Barú		416,840	416,840
	Agencia del Área Panamá Pacífico		6,417,285	6,417,285
	Superitendencia de Seguro y Reaseguros		900,000	900,000
	Al Sector Externo	1,886,000		1,886,000
09	MINISTERIO DE OBRAS PÚBLICAS	160,500		160,500
	Becas de Estudio	150,000		150,000
	Al Sector Externo	10,500		10,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,350,500	21,990,480	23,340,980
	A Personas	103,600		103,600
	Al Sector Privado	197,100		197,100
	I.D.I.A.P.		8,527,300	8,527,300
	A.R.A.P.		5,736,900	5,736,900
	I.M.A.		5,950,430	5,950,430
	I.S.A.		1,775,850	1,775,850
	Al Sector Externo	1,049,800		1,049,800
12	MINISTERIO DE SALUD	247,391,800	421,827,200	669,219,000

27



	Pensiones y Jubilaciones	530,400		530,400
	A Personas	790,800		790,800
	Becas de Estudio	328,900		328,900
	Al Sector Privado	167,821,500		167,821,500
	Al Gobierno Central	5,569,800		5,569,800
	Instituto Conmemorativo Gorgas		5,498,000	5,498,000
	CENETIM		1,247,300	1,247,300
	A.U.P.S.A		4,708,000	4,708,000
	Impuesto de Licores		5,600,000	5,600,000
	C.S.S. FEJUPEN - Aporte Gob. Central		21,324,000	21,324,000
	C.S.S. 0.8% Salarios Básicos		75,631,000	75,631,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		95,302,000	95,302,000
	Subsidio Fluctuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificación Salarial a Funcionarios Públicos			
	Aporte Junta Técnica Actuarial		90,000	90,000
	Déficit de Fideicomiso IVM			
	I.D.A.A.N.		14,474,100	14,474,100
	Autoridad de Aseo		12,452,800	12,452,800
	Municipios	1,797,600		1,797,600
	C.S.S. Planilla Prestac. - Fondo Complementario	69,777,000		69,777,000
	Al Sector Externo	775,800		775,800
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	441,040		441,040
	Al Sector Externo	441,040		441,040
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	167,400	13,491,200	13,658,600
	A Personas	159,200		159,200
	Becas de Estudio	7,200		7,200
	ANATI		12,848,500	12,848,500
	Subsidio (Agua) Banco Hipotecario Nacional		642,700	642,700
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	340,123,300	50,466,085	390,589,385
	A Personas	50,000		50,000
	Becas de Estudio	1,585,600		1,585,600
	Al Sector Privado	271,757,900		271,757,900
	Autoridad Nacional del Ambiente		16,084,200	16,084,200
	Autoridad Nacional de Aduanas		19,959,700	19,959,700
	Consejo de Administración del SIACAP		2,054,300	2,054,300
	Dirección General de Contrataciones Públicas		3,030,600	3,030,600
	Tribunal de Contrataciones Públicas		1,701,300	1,701,300
	Empresa de Generación Eléctrica S.A.		7,252,710	7,252,710
	Superintendencia del Mercado de Valores		383,275	383,275
	Municipios	500,000		500,000
	Propias	65,000,000		65,000,000



	Al Sector Externo	1,229,800		1,229,800
17	MINISTERIO DE GOBIERNO	37,994,460	54,909,470	92,903,930
	Pensiones y Jubilaciones	5,440,700		5,440,700
	Becas de Estudio	55,400		55,400
	Al Sector Privado	7,400,000		7,400,000
	Autoridad del Tránsito y Transporte Terrestre		50,757,250	50,757,250
	Aeronáutica Civil		4,152,220	4,152,220
	Municipios	6,172,400		6,172,400
	Propias	18,802,160		18,802,160
	Al Sector Externo	123,800		123,800
18	MINISTERIO DE SEGURIDAD PUBLICA	50,143,100		50,143,100
	Pensiones y Jubilaciones	45,733,200		45,733,200
	A Personas	1,971,100		1,971,100
	Becas de Estudio	2,350,500		2,350,500
	Al Sector Privado	1,500		1,500
	Al Sector Externo	86,800		86,800
21	MIN. DE DESARROLLO SOCIAL	1,875,108	10,933,000	12,808,108
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	154,100		154,100
	Al Sector Privado	1,663,908		1,663,908
	SENADIS		5,036,500	5,036,500
	INAMU		2,478,300	2,478,300
	SENIAF		3,418,200	3,418,200
	Al Sector Externo	55,000		55,000
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	84,500		84,500
	A Personas	7,500		7,500
	Becas de Estudio	75,000		75,000
	Al Sector Externo	2,000		2,000
30	ÓRGANO JUDICIAL	547,000		547,000
	Pensiones y Jubilaciones	72,000		72,000
	Becas de Estudio	475,000		475,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	1,189,100		1,189,100
	Pensiones y Jubilaciones	162,100		162,100
	Becas de Estudio	1,027,000		1,027,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	205,800		205,800
	Becas de Estudio	205,800		205,800
40	TRIBUNAL ELECTORAL	32,112,577		32,112,577
	Pensiones y Jubilaciones	45,000		45,000
	Becas de Estudio	518,577		518,577
	Al Sector Privado	31,544,000		31,544,000
	Al Sector Externo	5,000		5,000



41	FISCALÍA GENERAL ELECTORAL	20,000	20,000
	Becas de Estudio	20,000	20,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	74,000	74,000
	Becas de Estudio	74,000	74,000
46	TRIBUNAL DE CUENTAS	64,600	64,600
	A Personas	14,600	14,600
	Becas de Estudio	50,000	50,000
47	FISCALÍA DE CUENTAS	47,800	47,800
	Becas de Estudio	47,800	47,800
49	DEFENSORÍA DEL PUEBLO	154,800	154,800
	A Personas	11,675	11,675
	Becas de Estudio	123,125	123,125
	Al Sector Privado	15,000	15,000
	Propias		
	Al Sector Externo	5,000	5,000

ARTÍCULO 38. Apruébanse las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	376,432,880
03	PRESIDENCIA DE LA REPÚBLICA	28,650,000
	SENACYT	18,650,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.	10,000,000
07	MINISTERIO DE EDUCACIÓN	155,445,800
	IFARHU	139,073,300
	INAC	4,249,500
	SERTV	490,000
	INSTITUTO PANAMEÑO DE DEPORTES	3,500,000
	IPHE	1,116,000
	UNACHI	1,430,500
	UNIV. DE PANAMÁ	2,067,000
	UNIV. MARÍTIMA INTERNACIONAL DE PANAMÁ	557,500
	UDELAS	
	UNIV. TECNOLÓGICA	2,962,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	27,442,800
	AMPYME	19,916,000
	APCDC	
	AUTORIDAD DE TURISMO DE PANAMÁ	1,000,000

30



	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,526,800
10	MINISTERIO DE DESARROLLO AGROPECUARIO	36,458,730
	I.D.I.A.P.	2,699,300
	A.R.A.P.	1,173,830
	I.M.A.	30,055,600
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	73,135,100
	INST. CONMEMORATIVO GORGAS	1,263,000
	CENETIN	6,000
	IDAAN	49,116,100
	AUTORIDAD DE ASEO	22,750,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	14,804,800
	INADEH	14,804,800
14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	2,700,000
	ANATI	2,700,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	3,944,350
	ANAM	2,039,350
	AUTORIDAD NACIONAL DE ADUANAS	1,680,000
	DIR. GRAL. DE CONTRATACIONES PÚBLICAS	
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	225,000
17	MINISTERIO DE GOBIERNO	31,033,700
	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	14,462,850
	AERONÁUTICA CIVIL	16,570,850
21	MINISTERIO DE DESARROLLO SOCIAL	2,817,600
	SECRETARÍA NACIONAL DE DISCAPACIDAD	1,893,000
	INAMU	172,000
	SENIAF	752,600

CAPÍTULO XXVII

FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2013, según el siguiente detalle:



INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	227,986,000
FONDO DE SEGURO EDUCATIVO	227,986,000
Ingresos Tributarios	227,986,000
Impuestos Directos	227,986,000
Seguro Educativo	227,986,000
MINISTERIO DE EDUCACIÓN	74,038,400
Educación Agropecuaria	10,817,900
Fondo Exon. de Matrícula	61,556,200
Capacitación Gremial Docente	1,664,300
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	8,321,500
Educación Sindical	8,321,500
IFARHU	96,529,300
Becas	73,679,300
Créditos Educativo	22,850,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	9,985,800
Gastos de Funcionamiento	9,985,800
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL DESARROLLO HUMANO	30,789,500
Programas Regulares (INADEH / MITRADEL)	23,300,200
Capacitación del Recurso Humano del Sector Privado	4,992,900
Formación Dual	2,496,400
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	8,321,500
Gastos de Funcionamiento	8,321,500

32



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébanse los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2013 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	4,006,804,410	824,473,800	4,831,278,210	3,332,396,173	1,498,882,037	4,831,278,210
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,528,300	19,916,000	22,444,300	2,415,450	20,028,850	22,444,300
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	93,507,250	14,462,850	107,970,100	79,630,800	28,339,300	107,970,100
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	22,935,000	0	22,935,000	16,698,600	6,236,400	22,935,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	16,843,600	9,244,200	26,087,800	16,768,200	9,319,600	26,087,800
AUTORIDAD NACIONAL DEL AMBIENTE	24,601,970	17,220,230	41,822,200	23,769,500	18,052,700	41,822,200
AUTORIDAD NACIONAL DE ADUANAS	23,505,700	1,680,000	25,185,700	23,202,100	1,983,600	25,185,700
CAJA DE SEGURO SOCIAL	3,125,920,000	522,826,000	3,648,746,000	2,629,363,000	1,019,383,000	3,648,746,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,898,800	1,263,000	7,161,800	5,861,700	1,300,100	7,161,800
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,247,300	6,000	1,253,300	1,183,300	70,000	1,253,300
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,167,700	0	10,167,700	9,888,360	279,340	10,167,700
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	2,054,300	0	2,054,300	1,826,300	228,000	2,054,300
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	108,379,300	155,964,000	264,343,300	20,705,500	243,637,800	264,343,300
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,036,500	1,893,000	6,929,500	4,943,800	1,985,700	6,929,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,408,000	0	6,408,000	6,188,100	219,900	6,408,000
INST. DE INVESTIGACIONES AGROPECUARIAS	9,127,300	3,284,300	12,411,600	9,033,000	3,378,600	12,411,600
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,536,900	1,683,800	10,220,700	8,536,900	1,683,800	10,220,700
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,030,600	5,505,000	8,535,600	2,984,700	5,550,900	8,535,600
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,701,300	225,000	1,926,300	1,669,700	256,600	1,926,300
INSTITUTO NACIONAL DE CULTURA	17,188,900	4,750,500	21,939,400	17,100,600	4,838,800	21,939,400

33



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	10,185,800	490,000	10,675,800	9,539,900	1,135,900	10,675,800
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,137,900	21,350,000	24,487,900	3,137,900	21,350,000	24,487,900
INSTITUTO NACIONAL DE LA MUJER	2,478,300	172,000	2,650,300	2,392,700	257,600	2,650,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,418,200	752,600	4,170,800	3,382,900	787,900	4,170,800
INSTITUTO PANAMEÑO DE DEPORTES	14,896,300	3,500,000	18,396,300	14,638,200	3,758,100	18,396,300
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	30,939,500	14,804,800	45,744,300	11,704,600	34,039,700	45,744,300
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	30,086,500	1,116,000	31,202,500	29,785,900	1,416,600	31,202,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	9,416,500	0	9,416,500	8,150,300	1,266,200	9,416,500
AUTORIDAD DE TURISMO DE PANAMÁ	46,581,600	1,000,000	47,581,600	19,065,400	28,516,200	47,581,600
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,933,000	10,000,000	14,933,000	4,928,450	10,004,550	14,933,000
REGISTRO PÚBLICO DE PANAMÁ	65,220,370	58,000	65,278,370	51,907,720	13,370,650	65,278,370
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	34,012,500	2,430,500	36,443,000	33,169,600	3,273,400	36,443,000
UNIVERSIDAD DE PANAMÁ	[illegible]	[illegible]	177,321,100	172,320,303	5,000,797	177,321,100
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,392,200	557,500	6,949,700	6,229,800	719,900	6,949,700
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	12,538,500	2,789,400	15,327,900	12,277,900	3,050,000	15,327,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	68,222,700	3,462,000	71,684,700	67,530,500	4,154,200	71,684,700
ZONA FRANCA DE BARÚ	471,840	0	471,840	464,490	7,350	471,840



ARTÍCULO 41. Apruébanse los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,382,558,810	1,544,007,000	0	0	0	2,926,565,810
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,319,650	95,800	0	0	0	2,415,450
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	14,679,200	64,951,600	0	0	0	79,630,800
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	15,683,700	1,014,900	0	0	0	16,698,600
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	16,680,900	87,300	0	0	0	16,768,200
AUTORIDAD NACIONAL DEL AMBIENTE	23,243,200	526,300	0	0	0	23,769,500
AUTORIDAD NACIONAL DE ADUANAS	22,965,700	236,400	0	0	0	23,202,100
CAJA DE SEGURO SOCIAL	1,159,815,700	1,469,547,300	0	0	0	2,629,363,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,719,600	142,100	0	0	0	5,861,700
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,087,100	96,200	0	0	0	1,183,300
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	[illegible]	[illegible]	0	0	0	9,888,360
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,729,500	96,800	0	0	0	1,826,300
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	19,789,900	915,600	0	0	0	20,705,500
SECRETARÍA NACIONAL DE DISCAPACIDAD	3,943,000	1,000,800	0	0	0	4,943,800
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,055,200	132,900	0	0	0	6,188,100
INST. DE INVESTIGACIONES AGROPECUARIAS	8,880,900	152,100	0	0	0	9,033,000
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,941,600	595,300	0	0	0	8,536,900
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,885,200	99,500	0	0	0	2,984,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,649,700	20,000	0	0	0	1,669,700
INSTITUTO NACIONAL DE CULTURA	16,690,300	410,300	0	0	0	17,100,600
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	9,304,500	235,400	0	0	0	9,539,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,062,000	75,900	0	0	0	3,137,900
INSTITUTO NACIONAL DE LA MUJER	2,253,600	139,100	0	0	0	2,392,700
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,298,200	84,700	0	0	0	3,382,900
INSTITUTO PANAMEÑO DE DEPORTES	11,970,400	2,667,800	0	0	0	14,638,200
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	11,473,000	231,600	0	0	0	11,704,600

Continuación...

GASTOS CORRIENTES DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	28,987,500	798,400	0	0	0	29,785,900
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,414,800	735,500	0	0	0	8,150,300
AUTORIDAD DE TURISMO DE PANAMÁ	16,368,900	2,246,500	450,000	0	0	19,065,400
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,804,950	123,500	0	0	0	4,928,450
REGISTRO PÚBLICO DE PANAMÁ	13,314,070	141,200	38,452,450	0	0	51,907,720
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	32,971,500	198,100	0	0	0	33,169,600
UNIVERSIDAD DE PANAMÁ	171,172,103	1,148,200	0	0	0	172,320,303
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,096,100	133,700	0	0	0	6,229,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	12,148,800	129,100	0	0	0	12,277,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	66,972,900	547,600	0	0	10,000	67,530,500
ZONA FRANCA DE BARÚ	427,490	37,000	0	0	0	464,490


REPUBLICA DE PANAMA
PRO MUNDI BENEFICIO



36

ARTÍCULO 42. Apruébanse los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,422,680,750	5,421,440	0	0	1,428,102,190
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	19,916,000	112,850	0	0	20,028,850
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	27,807,650	531,650	0	0	28,339,300
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	6,236,400	0	0	0	6,236,400
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	9,244,300	75,300	0	0	9,319,600
AUTORIDAD NACIONAL DEL AMBIENTE	17,875,200	177,500	0	0	18,052,700
AUTORIDAD NACIONAL DE ADUANAS	1,680,000	303,600	0	0	1,983,600
CAJA DE SEGURO SOCIAL	1,019,383,000	0	0	0	1,019,383,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	1,263,000	37,100	0	0	1,300,100
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	6,000	64,000	0	0	70,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	[illegible]	279,340	0	0	279,340
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	[illegible]	228,000	0	0	228,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	241,[illegible],300	2,[illegible]	0	0	243,637,800
SECRETARÍA NACIONAL DE DISCAPACIDAD	[illegible]	[illegible]	0	0	1,985,700
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	219,900	0	0	219,900
INST. DE INVESTIGACIONES AGROPECUARIAS	3,284,300	94,300	0	0	3,378,600
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,683,800	0	0	0	1,683,800
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	5,505,000	45,900	0	0	5,550,900
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	225,000	31,600	0	0	256,600
INSTITUTO NACIONAL DE CULTURA	4,750,500	88,300	0	0	4,838,800
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	970,000	165,900	0	0	1,135,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	21,350,000	0	0	0	21,350,000
INSTITUTO NACIONAL DE LA MUJER	172,000	85,600	0	0	257,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	752,600	35,300	0	0	787,900
INSTITUTO PANAMEÑO DE DEPORTES	3,500,000	258,100	0	0	3,758,100
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	34,039,700	0	0	0	34,039,700

Continuación...

GASTOS DE CAPITAL DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,116,000	300,600	0	0	1,416,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	630,000	636,200	0	0	1,266,200
AUTORIDAD DE TURISMO DE PANAMÁ	28,075,900	440,300	0	0	28,516,200
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	10,000,000	4,550	0	0	10,004,550
REGISTRO PÚBLICO DE PANAMÁ	13,318,850	51,800	0	0	13,370,650
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	2,430,500	842,900	0	0	3,273,400
UNIVERSIDAD DE PANAMÁ	2,067,000	2,933,797	0	0	5,000,797
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	557,500	162,400	0	0	719,900
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	2,789,400	260,600	0	0	3,050,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	3,462,000	692,200	0	0	4,154,200
ZONA FRANCA DE BARÚ	0	7,350	0	0	7,350

38



CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2013:

Ingresos Totales	22,444,300
Menos: Aumento de Reservas	
Ingresos Disponibles	22,444,300
Gastos	22,444,300

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	22,444,300
102.1.0.0.0.00.	INGRESOS CORRIENTES	2,528,300
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,528,300
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,528,300
102.1.2.3.1.00.	GOBIERNO CENTRAL	2,528,300
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	2,528,300
102.2.0.0.0.00.	INGRESOS DE CAPITAL	19,916,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	19,916,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	19,916,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	19,916,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI	19,916,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,123,450
Fomento y Desarrollo	404,850
Total del Presupuesto de Funcionamiento	**2,528,300**
Inversión	
Garantías	3,250,000
Capacitación y Asistencia Técnica	7,000,000
Microcrédito	1,666,000
Capital Semilla	2,000,000
Mi Primer Empleo	6,000,000
Total del Presupuesto de Inversión	**19,916,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**22,444,300**

39



CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2013:

Ingresos Totales	107,970,100
Menos: Aumento de Reservas	
Ingresos Disponibles	107,970,100
Gastos	107,970,100

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	107,970,100
103.1.0.0.0.00.	INGRESOS CORRIENTES	93,507,250
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	93,507,250
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	52,507,250
103.1.2.3.1.00.	GOBIERNO CENTRAL	50,757,250
103.1.2.3.1.17.	MINISTERIO DE GOBIERNO	50,757,250
103.1.2.3.7.00.	SECTOR PRIVADO	1,750,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,750,000
103.1.2.4.0.00.	TASAS Y DERECHOS	11,200,000
103.1.2.4.1.00.	DERECHOS	8,000,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	8,000,000
103.1.2.4.2.00.	TASAS	3,200,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,200,000
103.1.2.6.0.00.	INGRESOS VARIOS	29,800,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	20,300,000
103.1.2.6.0.25.	COLISIONES	1,500,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,000,000
103.2.0.0.0.00.	INGRESOS DE CAPITAL	14,462,850
103.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	14,462,850
103.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	14,462,850
103.2.3.2.1.00.	GOBIERNO CENTRAL	14,462,850
103.2.3.2.1.17.	MINISTERIO DE GOBIERNO	14,462,850

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,188,242

40



Desarrollo del Transporte y Operación	73,974,208
Total del Presupuesto de Funcionamiento	**80,162,450**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	27,807,650
Total del Presupuesto de Inversión	**27,807,650**
TOTAL DEL PRESUPUESTO DE GASTOS	**107,970,100**

CAPÍTULO IV

1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2013:

Ingresos Totales	22,935,000
Menos: Aumento de Reservas	
Ingresos Disponibles	22,935,000
Gastos	22,935,000

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	22,935,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	22,935,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,935,000
106.1.2.4.0.00.	TASAS Y DERECHOS	22,885,000
106.1.2.4.2.00.	TASAS	22,885,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	21,567,200
106.1.2.4.2.68.	TASA PORTABILIDAD NUMÉRICA	1,317,800
106.1.2.6.0.00.	INGRESOS VARIOS	50,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	8,935,500
Regulación de los Servicios Públicos	7,763,100
Total del Presupuesto de Funcionamiento	**16,698,600**
Inversión	
Admón. y Reg. de los Servicios Públicos	6,236,400
Total del Presupuesto de Inversión	**6,236,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**22,935,000**



CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2013:

Ingresos Totales	26,087,800
Menos: Aumento de Reservas	
Ingresos Disponibles	26,087,800
Gastos	26,087,800

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	26,087,800
107.1.0.0.0.00.	INGRESOS CORRIENTES	16,843,500
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,843,500
107.1.2.1.0.00.	RENTA DE ACTIVOS	450,000
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	450,000
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	450,000
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,848,500
107.1.2.3.1.00.	GOBIERNO CENTRAL	12,848,500
107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	12,848,500
107.1.2.4.0.00.	TASAS Y DERECHOS	3,545,000
107.1.2.4.2.00.	TASAS	3,545,000
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	3,400,000
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTO	45,000
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	100,000
107.2.0.0.0.00.	INGRESOS DE CAPITAL	9,244,300
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,544,300
107.2.1.1.0.00.	VENTA DE ACTIVOS	2,544,300
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,544,300
107.2.1.1.1.01.	TERRENOS	2,544,300
107.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,000,000
107.2.2.2.0.00.	CRÉDITO EXTERNO	4,000,000
107.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	4,000,000
107.2.2.2.1.42.	CATASTRO 1885-OC	4,000,000
107.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,700,000
107.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,700,000
107.2.3.2.1.00.	GOBIERNO CENTRAL	2,700,000
107.2.3.2.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	2,700,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,863,750
Administración de Tierras	11,979,750
Total del Presupuesto de Funcionamiento	**16,843,500**
Inversión	
Programa Nal. de Titulación de Tierra	9,244,300
Total del Presupuesto de Inversión	**9,244,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**26,087,800**

CAPÍTULO VI
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2013:

Ingresos Totales	41,822,200
Menos: Aumento de Reservas	
Ingresos Disponibles	41,822,200
Gastos	41,822,200

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	41,822,200
108.1.0.0.0.00.	INGRESOS CORRIENTES	24,601,950
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,601,950
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,466,300
108.1.2.1.1.00.	ARRENDAMIENTOS	346,400
108.1.2.1.1.01.	ARRENDAMIENTOS	8,900
108.1.2.1.1.02.	DE LOTES Y TIERRAS	298,500
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	27,000
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	27,000
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,092,900
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	2,092,900
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,084,200
108.1.2.3.1.00.	GOBIERNO CENTRAL	16,084,200
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,084,200
108.1.2.4.0.00.	TASAS Y DERECHOS	5,570,950
108.1.2.4.1.00.	DERECHOS	5,570,950
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	3,171,000
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	153,950
108.1.2.4.1.45.	CONCESIONES VARIAS	1,459,800
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	786,200
108.1.2.6.0.00.	INGRESOS VARIOS	480,500



108.1.2.6.0.99.	OTROS INGRESOS VARIOS	480,500
108.2.0.0.0.00.	INGRESOS DE CAPITAL	17,220,250
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	7,070,200
108.2.2.2.0.00.	CRÉDITO EXTERNO	7,070,200
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	7,070,200
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	3,890,000
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	1,800,000
108.2.2.2.1.60.	BANCO MUNDIAL	1,380,200
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,650,050
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,650,050
108.2.3.2.1.00.	GOBIERNO CENTRAL	2,039,350
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,039,350
108.2.3.2.8.00.	SECTOR EXTERNO	6,610,700
108.2.3.2.8.17.	DONACIONES VARIAS	6,610,700
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,500,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,500,000
108.2.4.2.0.01.	SALDO DE CAPITAL	1,500,000

ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,326,400
Áreas Protegidas y Vida Silvestre	3,746,600
Gestión Ambiental	3,901,700
Gestión Integrada de Cuencas Hidrog.	2,972,300
Total del Presupuesto de Funcionamiento	**23,947,000**
Inversión	
Investigación y Manejo de Rec. Naturales	8,720,400
Conservación y Desarrollo Sostenible	2,960,300
Fortalecimiento Institucional	6,194,500
Total del Presupuesto de Inversión	**17,875,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**41,822,200**

CAPÍTULO VII
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2013:

Ingresos Totales	25,185,700
Menos: Aumento de Reservas	
Ingresos Disponibles	25,185,700
Gastos	25,185,700



ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	25,185,700
109.1.0.0.0.00.	INGRESOS CORRIENTES	23,505,700
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,505,700
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	19,959,700
109.1.2.3.1.00.	GOBIERNO CENTRAL	19,959,700
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	19,959,700
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	1,680,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,680,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,680,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	1,680,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,680,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,555,674
Operaciones Aduaneras	5,950,026
Total del Presupuesto de Funcionamiento	**23,505,700**
Inversión	
Desarrollo del Sistema Aduanero	1,680,000
Total del Presupuesto de Inversión	**1,680,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**25,185,700**

CAPÍTULO VIII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2013:

Ingresos Totales	3,648,746,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,648,746,000
Gastos	3,648,746,000

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

45



110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	3,648,746,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	3,125,920,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	2,444,756,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	2,444,756,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	2,444,756,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	2,266,686,000
110.1.1.1.3.02.	PRIMAS DE SEGURO-RIESGOS PROFESIONALES	178,070,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	525,281,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	765,000
110.1.2.1.1.00.	ARRENDAMIENTOS	300,000
110.1.2.1.1.04.	DE VIVIENDAS	300,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	465,000
110.1.2.1.4.10.	PRIMAS DE SEGURO	465,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	383,447,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	383,447,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	383,447,000
110.1.2.6.0.00.	INGRESOS VARIOS	141,069,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	9,000,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	47,775,000
110.1.2.6.0.24.	PLANILLA PRESTACIONES FONDOS COMPLEMENT.	69,777,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	14,517,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	155,883,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,385,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	812,000
110.1.3.1.0.17.	A SECTOR PRIVADO	2,573,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	150,530,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	15,894,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	134,636,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,968,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	425,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,543,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	522,826,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	32,140,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	3,180,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	200,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	200,000
110.2.1.3.7.00.	SECTOR PRIVADO	2,980,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,567,000
110.2.1.3.7.05.	PRÉSTAMOS PERSONALES	413,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	28,960,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	14,960,000
110.2.1.4.1.01.	VALORES PÚBLICOS	14,960,000
110.2.1.4.7.00.	SECTOR PRIVADO	14,000,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	14,000,000
110.2.6.0.0.00.	RESERVA	490,686,000
110.2.6.0.0.00.	USO DE RESERVA	490,686,000
110.2.6.0.1.00.	USO DE RESERVA	490,686,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	479,186,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	11,500,000

46



ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	765,000
Administración	131,319,000
Enfermedad y Maternidad	960,440,000
Invalidez, Vejez y Muerte	1,290,863,000
Riesgos Profesionales	175,457,000
Fondo Complementario	69,777,000
SIACAP	317,000
Fideicomiso IRHE - INTEL	425,000
Total del Presupuesto de Funcionamiento	**2,629,363,000**
Inversión	
Remod. y Const. de Establecim. de Salud	61,400,000
Adquisición de Maquinaria y Equipos	38,651,100
Inversiones Financieras	919,331,900
Total del Presupuesto de Inversión	**1,019,383,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,648,746,000**

CAPÍTULO IX

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2013:

Ingresos Totales	7,161,800
Menos: Aumento de Reservas	
Ingresos Disponibles	7,161,800
Gastos	7,161,800

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	7,161,800
111.1.0.0.0.00.	INGRESOS CORRIENTES	5,898,800
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,898,800
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800



111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,498,000
111.1.2.3.1.00.	GOBIERNO CENTRAL	5,498,000
111.1.2.3.1.12.	MINISTERIO DE SALUD	5,498,000
111.2.0.0.0.00.	INGRESOS DE CAPITAL	1,263,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,263,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,263,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	1,263,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	1,263,000

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,413,688
Investigación en Salud Pública	3,485,112
Total del Presupuesto de Funcionamiento	**5,898,800**
Inversión	
Const. y Remodelac. de Instalaciones	293,300
Investigación	969,700
Total del Presupuesto de Inversión	**1,263,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,161,800**

CAPÍTULO 2

1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2013:

Ingresos Totales	1,253,300
Menos: Aumento de Reservas	
Ingresos Disponibles	1,253,300
Gastos	1,253,300

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TECNICAS DE IMAGENES	1,253,300
112.1.0.0.0.00.	INGRESOS CORRIENTES	1,247,300
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,247,300
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,247,300
112.1.2.3.1.00.	GOBIERNO CENTRAL	1,247,300
112.1.2.3.1.12.	MINISTERIO DE SALUD	1,247,300
112.2.0.0.0.00.	INGRESOS DE CAPITAL	6,000



112.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,000
112.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,000
112.2.3.2.1.00.	GOBIERNO CENTRAL	6,000
112.2.3.2.1.12.	MINISTERIO DE SALUD	6,000

ARTÍCULO 69. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Cientifico Imag.Moleculares	1,247,300
Total del Presupuesto de Funcionamiento	**1,247,300**
Inversión	
Construcción del Edificio-CENETIM	6,000
Total del Presupuesto de Inversión	**6,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,253,300**

CAPÍTULO XI

1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2013:

Ingresos Totales	10,167,700
Menos: Aumento de Reservas	
Ingresos Disponibles	10,167,700
Gastos	10,167,700

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	10,167,700
114.1.0.0.0.00.	INGRESOS CORRIENTES	10,167,700
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,167,700
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,167,700
114.1.2.3.1.00.	GOBIERNO CENTRAL	10,167,700
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	10,167,700

ARTÍCULO 72. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,116,197
Libre Competencia	797,683
Protección al Consumidor	2,253,820
Total del Presupuesto de Funcionamiento	**10,167,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,167,700**

CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 73. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2013:

Ingresos Totales	2,054,300
Menos: Aumento de Reservas	
Ingresos Disponibles	2,054,300
Gastos	2,054,300

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	2,054,300
115.1.0.0.0.00.	INGRESOS CORRIENTES	2,054,300
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,054,300
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,054,300
115.1.2.3.1.00.	GOBIERNO CENTRAL	2,054,300
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,054,300

ARTÍCULO 75. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,054,300
Total del Presupuesto de Funcionamiento	**2,054,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,054,300**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2013:

50



Ingresos Totales	264,343,300
Menos: Aumento de Reservas	
Ingresos Disponibles	264,343,300
Gastos	264,343,300

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	264,343,300
120.1.0.0.0.00.	INGRESOS CORRIENTES	108,379,300
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	96,529,300
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	96,529,300
120.1.1.1.4.00.	SEGURO EDUCATIVO	96,529,300
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	96,529,300
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,250,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	500,000
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	110,000
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	110,000
120.1.2.3.7.00.	SECTOR PRIVADO	390,000
120.1.2.3.7.02.	PAPELERA ISTMEÑA	7,000
120.1.2.3.7.03.	OTRAS DONACIONES	383,000
120.1.2.4.0.00.	TASAS Y DERECHOS	3,500,000
120.1.2.4.2.00.	TASAS	3,500,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	3,500,000
120.1.2.6.0.00.	INGRESOS VARIOS	250,000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	75,000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	175,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,600,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,600,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,600,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	155,964,000
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	16,320,700
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	16,320,700
120.2.1.3.7.00.	SECTOR PRIVADO	16,320,700
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	16,320,700
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	139,073,300
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	139,073,300
120.2.3.2.1.00.	GOBIERNO CENTRAL	139,073,300
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	139,073,300
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	570,000
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	570,000
120.2.4.2.0.01.	SALDO DE CAPITAL	570,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

51



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	21,378,432
Asistencia y Crédito Educativo	1,420,512
Planificación de Recursos Humanos	401,056
Total del Presupuesto de Funcionamiento	**23,200,000**
Inversión	
Crédito Educativo	22,850,000
Construcciones, Mej. y Equipamiento	570,000
Becas de Asistencia Educ y Auxilio Econ	217,223,300
Convenio Hewlett Packard	500,000
Total del Presupuesto de Inversión	**241,143,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**264,343,300**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2013:

Ingresos Totales	6,929,500
Menos: Aumento de Reservas	
Ingresos Disponibles	6,929,500
Gastos	6,929,500

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARÍA NACIONAL DE DISCAPACIDAD	6,929,500
121.1.0.0.0.00.	INGRESOS CORRIENTES	5,036,500
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,036,500
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,036,500
121.1.2.3.1.00.	GOBIERNO CENTRAL	5,036,500
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	5,036,500
121.2.0.0.0.00.	INGRESOS DE CAPITAL	1,893,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,893,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,893,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	1,893,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,893,000

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,693,500
Equiparación de Oportunidades	2,343,000
Total del Presupuesto de Funcionamiento	**5,036,500**
Inversión	
Construcción, Mejoras, Equip. y Cap.	225,000
Equiparación de Oportunidades	1,668,000
Total del Presupuesto de Inversión	**1,893,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,929,500**

CAPÍTULO XV

1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 82. Para la ejecución de los programas de la funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2013:

Ingresos Totales	6,408,000
Menos: Aumento de Reservas	
Ingresos Disponibles	6,408,000
Gastos	6,408,000

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,408,000
124.1.0.0.0.00.	INGRESOS CORRIENTES	6,408,000
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,408,000
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,640,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,640,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,640,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,708,000
124.1.2.3.1.00.	GOBIERNO CENTRAL	4,708,000
124.1.2.3.1.12.	MINISTERIO DE SALUD	4,708,000
124.1.2.6.0.00.	INGRESOS VARIOS	60,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,951,968
Protección y Seguridad Alimentaria	3,456,032
Total del Presupuesto de Funcionamiento	**6,408,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,408,000**

CAPÍTULO XVI

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	12,411,600
Menos: Aumento de Reservas	
Ingresos Disponibles	12,411,600
Gastos	12,411,600

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	12,411,600
125.1.0.0.0.00.	INGRESOS CORRIENTES	9,127,300
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,127,300
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,527,300
125.1.2.3.1.00.	GOBIERNO CENTRAL	8,527,300
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	8,527,300
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3,284,300
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,284,300
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,284,300
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,699,300
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,699,300
125.2.3.2.8.00.	SECTOR EXTERNO	585,000
125.2.3.2.8.08.	DONACIONES VARIAS	585,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,600,795



Investigaciones Agropecuarias	5,526,505
Total del Presupuesto de Funcionamiento	**9,127,300**
Inversión	
Investigación e Innovación Agropecuaria	1,186,500
Apoyo a la Investigación e Innovación	2,010,000
Crédito de Contingencia	87,800
Total del Presupuesto de Inversión	**3,284,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,411,600**

CAPÍTULO XVII
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	10,220,700
Menos: Aumento de Reservas	
Ingresos Disponibles	10,220,700
Gastos	10,220,700

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,220,700
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,536,900
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,536,900
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,736,900
126.1.2.3.1.00.	GOBIERNO CENTRAL	5,736,900
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,736,900
126.1.2.4.0.00.	TASAS Y DERECHOS	2,100,000
126.1.2.4.1.00.	DERECHOS	2,100,000
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,100,000
126.1.2.6.0.00.	INGRESOS VARIOS	700,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	700,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	1,683,800
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,683,800
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,683,800
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,173,830
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,173,830
126.2.3.2.8.00.	SECTOR EXTERNO	509,970
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	509,970

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

55



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	3,653,500
Desarr. y Conserv. Rec. Acuáticos	4,883,400
Total del Presupuesto de Funcionamiento	**8,536,900**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,683,800
Total del Presupuesto de Inversión	**1,683,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,220,700**

CAPÍTULO XVIII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 91. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2013:

Ingresos Totales	8,535,600
Menos: Aumento de Reservas	
Ingresos Disponibles	8,535,600
Gastos	8,535,600

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	8,535,600
127.1.0.0.0.00.	INGRESOS CORRIENTES	3,030,600
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,030,600
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,030,600
127.1.2.3.1.00.	GOBIERNO CENTRAL	3,030,600
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,030,600
127.2.0.0.0.00.	INGRESOS DE CAPITAL	5,505,000
127.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,505,000
127.2.2.2.0.00.	CRÉDITO EXTERNO	5,505,000
127.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	5,505,000
127.2.2.2.1.59.	BIRF - CONTRATACIONES PÚBLICAS	5,505,000

ARTÍCULO 93. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admon. y Regulac. de las Contrataciones	1,459,700
Admon.y Desarrollo de la Compras Gub.	1,570,900

56



Total del Presupuesto de Funcionamiento	**3,030,600**
Inversión	
Modernización de los Serv. de Cont. Púb.	5,505,000
Total del Presupuesto de Inversión	**5,505,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,535,600**

CAPÍTULO XIX
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 94. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2013:

Ingresos Totales	1,926,300
Menos: Aumento de Reservas	
Ingresos Disponibles	1,926,300
Gastos	1,926,300

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,926,300
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,701,300
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,701,300
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,701,300
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,701,300
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,701,300
128.2.0.0.0.00.	INGRESOS DE CAPITAL	225,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	225,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	225,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	225,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	225,000

ARTÍCULO 96. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	957,100
Operaciones Jurídiccionales	744,200
Total del Presupuesto de Funcionamiento	**1,701,300**
Inversión	
Modernización del Sistema Jurídico	225,000
Total del Presupuesto de Inversión	**225,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,926,300**



CAPÍTULO XX
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2013:

Ingresos Totales	21,939,400
Menos: Aumento de Reservas	
Ingresos Disponibles	21,939,400
Gastos	21,939,400

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	21,939,400
130.1.0.0.0.00.	INGRESOS CORRIENTES	17,188,900
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,188,900
130.1.2.1.0.00.	RENTA DE ACTIVOS	366,900
130.1.2.1.1.00.	ARRENDAMIENTOS	200,000
130.1.2.1.1.01.	ARRENDAMIENTOS	200,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	16,900
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	16,900
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	150,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	150,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,005,000
130.1.2.3.1.00.	GOBIERNO CENTRAL	16,005,000
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	16,005,000
130.1.2.4.0.00.	TASAS Y DERECHOS	767,000
130.1.2.4.1.00.	DERECHOS	767,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	767,000
130.1.2.6.0.00.	INGRESOS VARIOS	50,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	4,750,500
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,750,500
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,750,500
130.2.3.2.1.00.	GOBIERNO CENTRAL	4,249,500
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	4,249,500
130.2.3.2.8.00.	SECTOR EXTERNO	501,000
130.2.3.2.8.04.	DONACIÓN FOMIN-BID	501,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

58



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,181,255
Patrimonio Histórico	1,303,655
Extensión Cultural	3,142,040
Educación Artística	3,561,950
Total del Presupuesto de Funcionamiento	**17,188,900**
Inversión	
Mantenimiento y Restauraciones de Obras	4,750,500
Total del Presupuesto de Inversión	**4,750,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,939,400**

CAPÍTULO XXI
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2013:

Ingresos Totales	10,675,800
Menos: Aumento de Reservas	
Ingresos Disponibles	10,675,800
Gastos	10,675,800

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	10,675,800
131.1.0.0.0.00.	INGRESOS CORRIENTES	10,185,800
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	9,985,800
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	9,985,800
131.1.1.1.4.00.	SEGURO EDUCATIVO	9,985,800
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	9,985,800
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	200,000
131.1.2.6.0.00.	INGRESOS VARIOS	200,000
131.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	200,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	490,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	490,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	490,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	490,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	490,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

59



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,839,000
Operaciones de Radio y Televisión	4,866,800
Total del Presupuesto de Funcionamiento	**9,705,800**
Inversión	
Modernización de Radio y Telev. Estatal	970,000
Total del Presupuesto de Inversión	**970,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,675,800**

CAPÍTULO XXII
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2013:

Ingresos Totales	24,487,900
Menos: Aumento de Reservas	
Ingresos Disponibles	24,487,900
Gastos	24,487,900

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	24,487,900
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,137,900
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,137,900
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,137,900
132.1.2.3.1.00.	GOBIERNO CENTRAL	3,137,900
132.1.2.3.1.03.	PRESIDENCIA	3,137,900
132.2.0.0.0.00.	INGRESOS DE CAPITAL	21,350,000
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,700,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	2,700,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,700,000
132.2.2.2.1.11.	SENACYT-BID	2,700,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	18,650,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	18,650,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	18,650,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	18,650,000

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA INNOVACIÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

60



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	3,137,900
Total del Presupuesto de Funcionamiento	**3,137,900**
Inversión	
Ciencia y Tecnología	21,350,000
Total del Presupuesto de Inversión	**21,350,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**24,487,900**

CAPÍTULO XXIII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2013:



Ingresos Totales	2,650,300
Menos: Aumento de Reservas	
Ingresos Disponibles	2,650,300
Gastos	2,650,300

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,650,300
133.1.0.0.0.00.	INGRESOS CORRIENTES	2,478,300
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,478,300
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,478,300
133.1.2.3.1.00.	GOBIERNO CENTRAL	2,478,300
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,478,300
133.2.0.0.0.00.	INGRESOS DE CAPITAL	172,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	172,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	172,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	172,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	172,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,466,300
Equidad e Igualdad de Género	12,000
Total del Presupuesto de Funcionamiento	**2,478,300**
Inversión	
Construcción y Equipamiento	14,500



Desarrollo de Oportunidad para Mujeres	157,500
Total del Presupuesto de Inversión	**172,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,650,300**

CAPÍTULO XXIV

1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2013:

Ingresos Totales	4,170,800
Menos: Aumento de Reservas	
Ingresos Disponibles	4,170,800
Gastos	4,170,800

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	4,170,800
134.1.0.0.0.00.	INGRESOS CORRIENTES	3,418,200
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,418,200
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,418,200
134.1.2.3.1.00.	GOBIERNO CENTRAL	3,418,200
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,418,200
134.2.0.0.0.00.	INGRESOS DE CAPITAL	752,600
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	752,600
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	752,600
134.2.3.2.1.00.	GOBIERNO CENTRAL	752,600
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	752,600

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	1,825,000
Prot. y Prom. Integral de Niñez y Adolec	1,593,200
Total del Presupuesto de Funcionamiento	**3,418,200**
Inversión	
Sistema de Protección Integral de Niñez	602,600
Impl. Derechos Niñez, Adolesc. Familia	150,000
Total del Presupuesto de Inversión	**752,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,170,800**

62



CAPÍTULO XXV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2013:

Ingresos Totales	18,396,300
Menos: Aumento de Reservas	
Ingresos Disponibles	18,396,300
Gastos	18,396,300

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	18,396,300
135.1.0.0.0.00.	INGRESOS CORRIENTES	14,896,300
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,896,300
135.1.2.1.0.00.	RENTA DE ACTIVOS	300,000
135.1.2.1.1.00.	ARRENDAMIENTOS	300,000
135.1.2.1.1.01.	ARRENDAMIENTOS	300,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,581,300
135.1.2.3.1.00.	GOBIERNO CENTRAL	14,531,300
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,531,300
135.1.2.3.3.00.	EMPRESAS PÚBLICAS	50,000
135.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	50,000
135.1.2.6.0.00.	INGRESOS VARIOS	15,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	3,500,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,500,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,500,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	3,500,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,500,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,562,575
Fomento y Promoción del Deporte	5,422,650
Diseño Const. y Mant. de Obras e Inst.	2,539,575
Transferencias Varias	371,500
Total del Presupuesto de Funcionamiento	**14,896,300**
Inversión	

63



Construcciones y Mejoras	3,500,000
Total del Presupuesto de Inversión	**3,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,396,300**

CAPÍTULO XXVI

1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2013:

Ingresos Totales	45,744,300
Menos: Aumento de Reservas	
Ingresos Disponibles	45,744,300
Gastos	45,744,300

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	45,744,300
137.1.0.0.0.00.	INGRESOS CORRIENTES	30,939,500
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	30,789,500
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	30,789,500
137.1.1.1.4.00.	SEGURO EDUCATIVO	30,789,500
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	30,789,500
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	14,804,800
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	14,804,800
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	14,804,800
137.2.3.2.1.00.	GOBIERNO CENTRAL	14,804,800
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	14,804,800

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	

64



Dirección y Administración General	6,393,900
Formación de Recursos Humanos	5,310,700
Total del Presupuesto de Funcionamiento	**11,704,600**
Inversión	
Construcciones y Mejoras a Obras	3,060,000
Equipamiento de Centros y Subcentros	3,300,000
Granjas Sostenibles	580,000
Sistema de Formación Profesional - Dual	2,814,400
Formación y Capacitación Desarrollo H.	22,785,300
Fortalecimiento Institucional	1,500,000
Total del Presupuesto de Inversión	**34,039,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**45,744,300**

CAPÍTULO XXVII

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2013:

Ingresos Totales	31,202,500
Menos: Aumento de Reservas	
Ingresos Disponibles	31,202,500
Gastos	31,202,500

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	31,202,500
140.1.0.0.0.00.	INGRESOS CORRIENTES	30,086,500
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,086,500
140.1.2.1.0.00.	RENTA DE ACTIVOS	277,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	5,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,354,000
140.1.2.3.1.00.	GOBIERNO CENTRAL	29,349,000
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	29,349,000
140.1.2.3.6.00.	MUNICIPIOS	5,000
140.1.2.3.6.01.	PANAMÁ	5,000
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000



140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,116,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,116,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,116,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,116,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,116,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,441,900
Servicios de Habilitación	21,137,200
Servicio de Apoyo	2,005,700
Producción y Capacitación Laboral	954,300
Transferencias Varias	547,400
Total del Presupuesto de Funcionamiento	**30,086,500**
Inversión	
Construcciones y Reparaciones	618,975
Suministros y Equipamiento	497,025
Total del Presupuesto de Inversión	**1,116,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**31,202,500**

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2013:

Ingresos Totales	9,416,500
Menos: Aumento de Reservas	
Ingresos Disponibles	9,416,500
Gastos	9,416,500

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	9,416,500
142.1.0.0.0.00.	INGRESOS CORRIENTES	9,416,500



142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	8,321,500
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	8,321,500
142.1.1.1.4.00.	SEGURO EDUCATIVO	8,321,500
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	8,321,500
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,095,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,080,000
142.1.2.3.7.00.	SECTOR PRIVADO	1,080,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	1,080,000
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000

ARTÍCULO 123. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,538,550
Promoción y Fortalecimiento	5,247,950
Total del Presupuesto de Funcionamiento	**8,786,500**
Inversión	
Construcción	630,000
Total del Presupuesto de Inversión	**630,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,416,500**

CAPITULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	47,581,600
Menos: Aumento de Reservas	
Ingresos Disponibles	47,581,600
Gastos	47,581,600

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	47,581,600
145.1.0.0.0.00.	INGRESOS CORRIENTES	46,581,600
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	27,909,600
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	27,909,600
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	27,909,600
145.1.1.2.4.03.	PASAJE AÉREO	10,000,000



145.1.1.2.4.04.	HOSPEDAJES	17,909,600
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	18,672,000
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,822,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,822,000
145.1.2.1.1.01.	ARRENDAMIENTOS	1,822,000
145.1.2.4.0.00.	TASAS Y DERECHOS	16,250,000
145.1.2.4.2.00.	TASAS	16,250,000
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	16,250,000
145.1.2.6.0.00.	INGRESOS VARIOS	600,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	600,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,981,900
Fomento del Turismo	6,965,800
Transferencias Varias	558,000
Total del Presupuesto de Funcionamiento	**19,505,700**
Inversión	
Promoción Turística	28,075,900
Total del Presupuesto de Inversión	**28,075,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**47,581,600**

CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2013:

Ingresos Totales	14,933,000
Menos: Aumento de Reservas	
Ingresos Disponibles	14,933,000
Gastos	14,933,000

ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a



continuación se indica:

146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	14,933,000
146.1.0.0.0.00.	INGRESOS CORRIENTES	4,933,000
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,933,000
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,933,000
146.1.2.3.1.00.	GOBIERNO CENTRAL	4,933,000
146.1.2.3.1.03.	PRESIDENCIA	4,933,000
146.2.0.0.0.00.	INGRESOS DE CAPITAL	10,000,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,000,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,000,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	10,000,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	10,000,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,029,305
Modernización de la Gestión Pública	1,903,695
Total del Presupuesto de Funcionamiento	**4,933,000**
Inversión	
Mejoras, Instalación y Equipamento	10,000,000
Total del Presupuesto de Inversión	**10,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,933,000**

CAPÍTULO XXXI

1.48. REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	65,550,000
Menos: Aumento de Reservas	271,630
Ingresos Disponibles	65,278,370
Gastos	65,278,370

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	65,550,000
148.1.0.0.0.00.	INGRESOS CORRIENTES	65,492,000
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	57,000,000

69



148.1.2.4.0.00.	TASAS Y DERECHOS	54,800,000
148.1.2.4.1.00.	DERECHOS	54,800,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	46,000,000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	5,800,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	3,000,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,200,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,200,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	8,492,000
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	8,492,000
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	8,492,000
148.2.0.0.0.00.	INGRESOS DE CAPITAL	58,000
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	58,000
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	58,000
148.2.3.2.8.00.	SECTOR EXTERNO	58,000
148.2.3.2.8.48.	SECTOR EXTERNO	58,000

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:


REPUBLICA DE PANAMA

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,087,470
Operaciones de Registro Público	5,649,600
Archivos Nacionales	664,800
Tansferencias Varias	38,557,650
Total del Presupuesto de Funcionamiento	51,959,520
Inversión	
Edificaciones	6,219,800
Equipo de Informática	7,099,050
Total del Presupuesto de Inversión	13,318,850
TOTAL DEL PRESUPUESTO DE GASTOS	65,278,370

CAPÍTULO XXXII
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2013:

Ingresos Totales	36,443,000
Menos: Aumento de Reservas	
Ingresos Disponibles	36,443,000
Gastos	36,443,000

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a

70



continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	36,443,000
187.1.0.0.0.00.	INGRESOS CORRIENTES	34,012,500
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	34,012,500
187.1.2.1.0.00.	RENTA DE ACTIVOS	831,400
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	831,400
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83,400
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	748,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,372,600
187.1.2.3.1.00.	GOBIERNO CENTRAL	30,372,600
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	30,372,600
187.1.2.4.0.00.	TASAS Y DERECHOS	2,549,900
187.1.2.4.1.00.	DERECHOS	2,482,900
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	23,200
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	541,400
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,918,300
187.1.2.4.2.00.	TASAS	67,000
187.1.2.4.2.23.	EXPEDICIÓN DE CARNES	11,100
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	55,900
187.1.2.6.0.00.	INGRESOS VARIOS	258,600
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTION	232,800
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,800
187.2.0.0.0.00.	INGRESOS DE CAPITAL	2,430,500
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,430,500
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,430,500
187.2.3.2.1.00.	GOBIERNO CENTRAL	1,430,500
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,430,500
187.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,000,000
187.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,000,000
187.2.4.2.0.01.	SALDO DE CAPITAL	1,000,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,524,600
Educación Superior	22,759,500
Investigación	728,400
Total del Presupuesto de Funcionamiento	**34,012,500**
Inversión	
Construcción y Rehabilitación	250,300
Equipamiento	82,650
Investigación	2,097,550
Total del Presupuesto de Inversión	**2,430,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**36,443,000**

71



CAPÍTULO XXXIII
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	177,321,100
Menos: Aumento de Reservas	
Ingresos Disponibles	177,321,100
Gastos	177,321,100

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	177,321,100
190.1.0.0.0.00.	INGRESOS CORRIENTES	175,254,100
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	175,254,100
190.1.2.1.0.00.	RENTA DE ACTIVOS	8,965,400
190.1.2.1.1.00.	ARRENDAMIENTOS	600,000
190.1.2.1.1.01.	ARRENDAMIENTOS	600,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,981,100
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	2,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,300,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,669,100
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	10,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	4,384,300
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,384,300
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	150,075,700
190.1.2.3.1.00.	GOBIERNO CENTRAL	149,850,700
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	149,850,700
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	225,000
190.1.2.3.2.06.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	225,000
190.1.2.4.0.00.	TASAS Y DERECHOS	10,095,200
190.1.2.4.1.00.	DERECHOS	9,295,200
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	65,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,373,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	6,857,200
190.1.2.4.2.00.	TASAS	800,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	650,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	90,000
190.1.2.6.0.00.	INGRESOS VARIOS	6,117,800
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,937,800
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	180,000



190.2.0.0.0.00.	INGRESOS DE CAPITAL	2,067,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,067,000
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,067,000
190.2.3.2.1.00.	GOBIERNO CENTRAL	2,067,000
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,067,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	57,016,322
Educación Superior.	105,943,151
Investigación	9,511,481
Extensión Cultural	2,782,446
Transferencias Varias	700
Total del Presupuesto de Funcionamiento	**175,254,100**
Inversión	
Construcciones y Equipamiento	1,968,000
Seguimiento a Proyectos de Inversión	99,000
Total del Presupuesto de Inversión	**2,067,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**177,321,100**

CAPÍTULO XXXIV

191 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	6,949,700
Menos: Aumento de Reservas	
Ingresos Disponibles	6,949,700
Gastos	6,949,700

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,949,700
191.1.0.0.0.00.	INGRESOS CORRIENTES	6,392,200
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,392,200
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,447,200
191.1.2.3.1.00.	GOBIERNO CENTRAL	1,447,200
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	1,447,200
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,000,000



191.1.2:3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,000,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,750,000
191.1.2.4.1.00.	DERECHOS	2,750,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,750,000
191.1.2.6.0.00.	INGRESOS VARIOS	195,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	195,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	557,500
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	557,500
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	557,500
191.2.3.2.1.00.	GOBIERNO CENTRAL	557,500
191.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	557,500

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,937,000
Educación Superior	3,455,200
Total del Presupuesto de Funcionamiento	**6,392,200**
Inversión	
Rehabilitación de Edificio	360,000
Instalación de Laboratorios/Simuladores	37,500
Equipamiento	10,000
Innovación Tecnológica	80,000
Gestión de Conocimiento	70,000
Total del Presupuesto de Inversión	**557,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,949,700**

CAPÍTULO XXXV
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2013:

Ingresos Totales	15,327,900
Menos: Aumento de Reservas	
Ingresos Disponibles	15,327,900
Gastos	15,327,900

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	15,327,900

74



193.1.0.0.0.00.	INGRESOS CORRIENTES	12,538,500
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,538,500
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,481,100
193.1.2.3.1.00.	GOBIERNO CENTRAL	9,481,100
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	9,481,100
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,157,400
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,142,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	2,789,400
193.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,789,400
193.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,789,400
193.2.4.2.0.01.	SALDO DE CAPITAL	2,789,400

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,427,500
Educación Superior	7,111,000
Total del Presupuesto de Funcionamiento	**12,538,500**
Inversión	
Remodelaciones	825,000
Construcciones	1,600,000
Equipam. de Labora. y Clínica Interdisc.	364,400
Total del Presupuesto de Inversión	**2,789,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,327,900**

CAPÍTULO XXXVI

1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	71,684,700
Menos: Aumento de Reservas	
Ingresos Disponibles	71,684,700
Gastos	71,684,700

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	71,684,700
195.1.0.0.0.00.	INGRESOS CORRIENTES	68,222,700
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	68,222,700
195.1.2.1.0.00.	RENTA DE ACTIVOS	6,984,300
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,984,300
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	626,300
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	6,358,000
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	57,562,000
195.1.2.3.1.00.	GOBIERNO CENTRAL	57,562,000
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	57,562,000
195.1.2.4.0.00.	TASAS Y DERECHOS	2,966,400
195.1.2.4.1.00.	DERECHOS	2,644,400
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,604,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40,400
195.1.2.4.2.00.	TASAS	322,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	322,000
195.1.2.6.0.00.	INGRESOS VARIOS	710,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	710,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	3,462,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,962,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,962,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	2,962,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,962,000
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	500,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	500,000
195.2.4.2.0.01.	SALDO DE CAPITAL	500,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,434,081
Educación Superior Tecnológica	40,598,957
Investigación, Post-Grado y Extensión	7,189,662
Total del Presupuesto de Funcionamiento	**68,222,700**
Inversión	
Construcciones Educativas	2,069,500
Mobiliario, Libros y Equipo Educacional	1,392,500
Total del Presupuesto de Inversión	**3,462,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,684,700**



CAPÍTULO XXXVII
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 148. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2013:

Ingresos Totales	471,840
Menos: Aumento de Reservas	
Ingresos Disponibles	471,840
Gastos	471,840

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	471,840
197.1.0.0.0.00.	INGRESOS CORRIENTES	471,840
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	471,840
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	416,840
197.1.2.3.1.00.	GOBIERNO CENTRAL	416,840
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	416,840
197.1.2.4.0.00.	TASAS Y DERECHOS	54,900
197.1.2.4.2.00.	TASAS	54,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	50,400
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	4,500
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100

ARTÍCULO 150. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2013 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	471,840
Total del Presupuesto de Funcionamiento	**471,840**
TOTAL DEL PRESUPUESTO DE GASTOS	**471,840**

77



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 151. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2013 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	905,130,635	204,368,950	1,109,499,585	754,486,185	355,013,400	1,109,499,585
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	151,947,000	10,000,000	161,947,000	96,946,700	65,000,300	161,947,000
AUTORIDAD MARÍTIMA DE PANAMÁ	163,616,800	0	163,616,800	147,061,200	16,555,600	163,616,800
BINGOS NACIONALES	1,030,390	0	1,030,390	1,025,090	5,300	1,030,390
AUTORIDAD AERONÁUTICA CIVIL	29,952,220	16,570,850	46,523,070	23,644,170	22,878,900	46,523,070
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	145,128,400	78,838,700	223,967,100	98,376,900	125,590,200	223,967,100
INSTITUTO DE MERCADEO AGROPECUARIO	6,452,030	30,455,600	36,907,630	6,088,380	30,819,250	36,907,630
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	8,252,710	0	8,252,710	7,214,460	1,038,250	8,252,710
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,493,000	0	2,493,000	2,191,700	301,300	2,493,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	60,058,500	23,227,000	83,285,500	37,444,500	45,841,000	83,285,500
LOTERÍA NACIONAL DE BENEFICENCIA	193,827,900	0	193,827,900	192,564,800	1,263,100	193,827,900
ZONA LIBRE DE COLÓN	84,011,100	[illegible]	100,011,100	84,728,100	15,283,000	100,011,100
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	[illegible]	[illegible]	14,480,685	7,893,285	6,587,400	14,480,685
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	50,406,700	[illegible]	73,156,700	49,306,900	23,849,800	73,156,700

ARTÍCULO 152. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2013, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO 1/	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	413,896,935	65,763,400	255,923,050	6,500,000	12,402,800	754,486,185
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	58,723,500	26,072,700	0	4,500,000	7,650,500	96,946,700
AUTORIDAD MARÍTIMA DE PANAMÁ	35,827,650	11,398,100	97,616,750	2,000,000	218,700	147,061,200
BINGOS NACIONALES	999,090	26,000	0	0	0	1,025,090
AUTORIDAD AERONÁUTICA CIVIL	21,700,270	1,483,500	0	0	460,400	23,644,170
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	97,177,300	850,200	0	0	349,400	98,376,900
INSTITUTO DE MERCADEO AGROPECUARIO	5,894,680	193,700	0	0	0	6,088,380
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	4,954,260	2,260,200	0	0	0	7,214,460
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	1,961,200	230,500	0	0	0	2,191,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	24,501,600	10,053,700	0	0	2,889,200	37,444,500
LOTERÍA NACIONAL DE BENEFICENCIA	94,536,100	5,318,600	92,710,100	0	0	192,564,800
ZONA LIBRE DE COLÓN	14,918,000	3,739,300	65,596,200	0	474,600	84,728,100
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,774,985	1,118,300	0	0	0	7,893,285
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	45,928,300	3,018,600	0	0	360,000	49,306,900

1/ Aporte al fisco incluye impuestos

78

ARTÍCULO 153. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	286,401,400	39,897,900	0	28,714,100	355,013,400
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	50,194,100	4,305,500	0	10,500,700	65,000,300
AUTORIDAD MARÍTIMA DE PANAMÁ	14,233,450	127,550	0	2,194,600	16,555,600
BINGOS NACIONALES	0	5,300	0	0	5,300
AUTORIDAD AERONÁUTICA CIVIL	21,451,150	111,950	0	1,315,800	22,878,900
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	90,338,700	33,556,800	0	1,694,700	125,590,200
INSTITUTO DE MERCADEO AGROPECUARIO	30,455,600	123,650	0	240,000	30,819,250
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,000,000	38,250	0	0	1,038,250
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	301,300	0	0	301,300
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	39,213,100	42,600	0	6,585,300	45,841,000
LOTERÍA NACIONAL DE BENEFICENCIA	238,500	1,024,600	0	0	1,263,100
ZONA LIBRE DE COLÓN	10,000,000	0	0	5,283,000	15,283,000
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,526,800	60,600	0	0	6,587,400
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	22,750,000	199,800	0	900,000	23,849,800

CAPITULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2013:

Ingresos Totales	161,947,000
Menos: Aumento de Reservas	
Ingresos Disponibles	161,947,000
Gastos	161,947,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	161,947,000
202.1.0.0.0.00.	INGRESOS CORRIENTES	151,947,000
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	151,947,000
202.1.2.1.0.00.	RENTA DE ACTIVOS	40,907,400
202.1.2.1.1.00.	ARRENDAMIENTOS	9,000,000
202.1:2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	9,000,000
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	8,641,000



202.1.2.1.3.04.	VENTA DE ENERGÍA	4,750,000
202.1.2.1.3.07.	AGUA	36,000
202.1.2.1.3.11.	COMBUSTIBLE	3,855,000
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	23,266,400
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	6,200
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	13,884,800
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	223,000
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	8,617,200
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	535,200
202.1.2.4.0.00.	TASAS Y DERECHOS	110,539,600
202.1.2.4.1.00.	DERECHOS	100,729,300
202.1.2.4.1.17.	USO DE AEROPUERTOS	65,000,000
202.1.2.4.1.45.	OTRAS CONCESIONES	35,729,300
202.1.2.4.2.00.	TASAS	9,810,300
202.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO	9,810,300
202.1.2.6.0.00.	INGRESOS VARIOS	500,000
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	100,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
202.2.0.0.0.00.	INGRESOS DE CAPITAL	10,000,000
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	10,000,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	10,000,000
202.2.4.2.0.01.	SALDO DE CAPITAL	10,000,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	65,593,992
Operaciones Aeroportuarias	46,158,908
Total del Presupuesto de Funcionamiento	**111,752,900**
Inversión	
Ampliación y Remodelación	31,350,100
Plan de Expansión	18,844,000
Total del Presupuesto de Inversión	**50,194,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**161,947,000**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	165,000,000
Menos: Aumento de Reservas	1,383,200



Ingresos Disponibles	163,616,800
Gastos	163,616,800

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	165,000,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	165,000,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	32,702,000
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	32,702,000
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	32,702,000
203.1.1.1.2.03.	IMPUESTOS DE NAVES	32,702,000
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	132,298,000
203.1.2.1.0.00.	RENTA DE ACTIVOS	20,726,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	20,726,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	10,226,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	10,500,000
203.1.2.4.0.00.	TASAS Y DERECHOS	104,865,000
203.1.2.4.1.00.	DERECHOS	41,569,900
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	4,895,000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	36,674,900
203.1.2.4.2.00.	TASAS	63,295,100
203.1.2.4.2.07.	FAROS Y BOYAS	7,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,700,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5,975,400
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	6,135,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	20,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,800,000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	10,184,700
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	6,707,000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	2,957,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,750,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	2,000,000

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,134,305
Servicios de la Act. Marítima	21,325,065
Servicios Portuarios	7,800,230
Transferencias	101,123,750
Total del Presupuesto de Funcionamiento	**149,383,350**
Inversión	



Estudios, Avaluos y Diseños	4,432,300
Adquisición de Equipo y Consultorías	4,683,100
Puertos	5,118,050
Total del Presupuesto de Inversión	**14,233,450**
TOTAL DEL PRESUPUESTO DE GASTOS	**163,616,800**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2013:

Ingresos Totales	1,030,390
Menos: Aumento de Reservas	
Ingresos Disponibles	1,030,390
Gastos	1,030,390

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	1,030,390
208.1.0.0.0.00.	INGRESOS CORRIENTES	1,030,390
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,030,390
208.1.2.1.0.00.	RENTA DE ACTIVOS	1,030,390
208.1.2.1.1.00.	ARRENDAMIENTOS	64,000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	64,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	966,390
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	966,390

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	177,800
Administración de Bingos	852,590
Total del Presupuesto de Funcionamiento	**1,030,390**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,030,390**



CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2013:

Ingresos Totales	46,523,070
Menos: Aumento de Reservas	
Ingresos Disponibles	46,523,070
Gastos	46,523,070

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	46,523,070
238.1.0.0.0.00.	INGRESOS CORRIENTES	29,952,220
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	29,952,220
238.1.2.1.0.00.	RENTA DE ACTIVOS	17,925,000
238.1.2.1.1.00.	ARRENDAMIENTOS	1,200,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,200,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	50,000
238.1.2.1.3.11.	COMBUSTIBLE	50,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	16,675,000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	175,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	200,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	16,300,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,652,220
238.1.2.3.1.00.	GOBIERNO CENTRAL	4,152,220
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	4,152,220
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTERNAL. TOCUMEN, S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,425,000
238.1.2.4.1.00.	DERECHOS	2,425,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,425,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,000,000
238.1.2.6.0.00.	INGRESOS VARIOS	950,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	200,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	350,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	16,570,850
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	16,570,850
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	16,570,850
238.2.3.2.1.00.	GOBIERNO CENTRAL	16,570,850
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	16,570,850

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,379,160
Servicios Aeronáuticos	6,183,018
Operación de Aeropuertos	4,540,542
Transferencias Varias	1,193,000
Operaciones Financieras	1,776,200
Total del Presupuesto de Funcionamiento	**25,071,920**
Inversión	
Adquisición y Rehabilitación de Equipo	2,150,000
Rehabil. y Mantenim. Aeroportuario	19,301,150
Total del Presupuesto de Inversión	**21,451,150**
TOTAL DEL PRESUPUESTO DE GASTOS	**46,523,070**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2013:

Ingresos Totales	223,967,100
Menos: Aumento de Reservas	
Ingresos Disponibles	223,967,100
Gastos	223,967,100

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	223,967,100
266.1.0.0.0.00.	INGRESOS CORRIENTES	145,128,400
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	145,128,400
266.1.2.1.0.00.	RENTA DE ACTIVOS	85,860,300
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	85,860,300
266.1.2.1.3.07.	AGUA	85,860,300
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,474,100
266.1.2.3.1.00.	GOBIERNO CENTRAL	14,474,100
266.1.2.3.1.12.	MINISTERIO DE SALUD	14,474,100
266.1.2.4.0.00.	TASAS Y DERECHOS	18,000,000
266.1.2.4.1.00.	DERECHOS	18,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	18,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,000,000



266.1.2.6.0.00.	INGRESOS VARIOS	24,794,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	18,800,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,994,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	78,838,700
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	29,722,600
266.2.2.2.0.00.	CRÉDITO EXTERNO	29,722,600
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	29,722,600
266.2.2.2.1.14.	CAF-IDAAN	11,599,500
266.2.2.2.1.60.	BANCO MUNDIAL 7877-PA-IDAAN	4,823,100
266.2.2.2.1.67.	BID 2367/OC-PN IDAAN	13,300,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	49,116,100
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	49,116,100
266.2.3.2.1.00.	GOBIERNO CENTRAL	49,116,100
266.2.3.2.1.12.	MINISTERIO DE SALUD	49,116,100

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:


REPÚBLICA DE PANAMÁ
PRO MUNDI BENEFICIO

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,111,190
Dotación de Agua y Alcant. Sanitario	92,595,385
Comercialización	2,780,580
Servicios Regionales	18,097,145
Operaciones Financieras	2,044,100
Total del Presupuesto de Funcionamiento	**133,628,400**
Inversión	
Desarrollo del Sistema de Agua	63,426,000
Desarrollo de Sist. Alcantarillado	17,662,700
Inversiones Complementarias	9,250,000
Total del Presupuesto de Inversión	**90,338,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**223,967,100**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2013:

Ingresos Totales	36,907,630
Menos: Aumento de Reservas	
Ingresos Disponibles	36,907,630
Gastos	36,907,630



ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	36,907,630
270.1.0.0.0.00.	INGRESOS CORRIENTES	6,452,030
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,452,030
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,950,430
270.1.2.3.1.00.	GOBIERNO CENTRAL	5,950,430
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,950,430
270.1.2.6.0.00.	INGRESOS VARIOS	501,600
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	501,600
270.2.0.0.0.00.	INGRESOS DE CAPITAL	30,455,600
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,055,600
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,055,600
270.2.3.2.1.00.	GOBIERNO CENTRAL	30,055,600
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	30,055,600
270.2.4.0.0.00.	SALDO EN CAJA Y BANCO	400,000
270.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	400,000
270.2.4.2.0.01.	SALDO DE CAPITAL	400,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,563,485
Apoyo a la Comercialización	3,648,545
Operaciones Financieras	240,000
Total del Presupuesto de Funcionamiento	**6,452,030**
Inversión	
Comercialización	29,225,300
Modernización Serv. Agropecuarios	1,230,300
Total del Presupuesto de Inversión	**30,455,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**36,907,630**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2013:

Ingresos Totales	8,252,710
Menos: Aumento de Reservas	
Ingresos Disponibles	8,252,710



Gastos	8,252,710

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	8,252,710
273.1.0.0.0.00.	INGRESOS CORRIENTES	8,252,710
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,252,710
273.1.2.1.0.00.	RENTA DE ACTIVOS	1,000,000
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,000,000
273.1.2.1.3.04.	VENTA DE ENERGÍA	1,000,000
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,252,710
273.1.2.3.1.00.	GOBIERNO CENTRAL	7,252,710
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	7,252,710

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,152,710
Transferencias Varias	2,100,000
Total del Presupuesto de Funcionamiento	**7,252,710**
Inversión	
Construcción y Mantenimiento	1,000,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,252,710**

CAPÍTULO IX

2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2013:

Ingresos Totales	2,493,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,493,000
Gastos	2,493,000

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,493,000



275.1.0.0.0.00.	INGRESOS CORRIENTES	2,493,000
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,493,000
275.1.2.6.0.00.	INGRESOS VARIOS	2,493,000
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,493,000

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,493,000
Total del Presupuesto de Funcionamiento	**2,493,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,493,000**

CAPÍTULO X

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2013:

Ingresos Totales	83,285,500
Menos: Aumento de Reservas	
Ingresos Disponibles	83,285,500
Gastos	83,285,500

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	83,285,500
278.1.0.0.0.00.	INGRESOS CORRIENTES	60,058,500
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	60,058,500
278.1.2.4.0.00.	TASAS Y DERECHOS	58,858,500
278.1.2.4.2.00.	TASAS	58,858,500
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	58,858,500
278.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,200,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	23,227,000
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	16,437,000
278.2.2.1.0.00.	CRÉDITO INTERNO	16,437,000
278.2.2.1.4.00.	PRÉSTAMOS	16,437,000
278.2.2.1.4.15.	CAJA DE AHORROS	16,437,000
278.2.4.0.0.00.	SALDO EN CAJA Y BANCO	6,790,000
278.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,790,000
278.2.4.2.0.01.	SALDO DE CAPITAL	6,790,000



ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,123,600
Operación Integrada	11,948,800
Total del Presupuesto de Funcionamiento	**44,072,400**
Inversión	
Transmisión	34,265,000
Fortalec. de Otras Inv. de Etesa	4,948,100
Total del Presupuesto de Inversión	**39,213,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**83,285,500**

CAPÍTULO XI

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2013:

Ingresos Totales	202,498,700
Menos: Aumento de Reservas	8,670,800
Ingresos Disponibles	193,827,900
Gastos	193,827,900

ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	202,498,700
282.1.0.0.0.00.	INGRESOS CORRIENTES	202,498,700
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	202,498,700
282.1.2.1.0.00.	RENTA DE ACTIVOS	188,893,700
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	188,893,700
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	151,074,300
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	37,819,400
282.1.2.6.0.00.	INGRESOS VARIOS	13,605,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,605,000

ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,987,625
Administración de Billetes	78,890,675
Transferencias	97,711,100
Total del Presupuesto de Funcionamiento	**193,589,400**
Inversión	
Infraestructura	238,500
Total del Presupuesto de Inversión	**238,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**193,827,900**

CAPÍTULO XII

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2013:

Ingresos Totales	100,771,000
Menos: Aumento de Reservas	759,900
Ingresos Disponibles	100,011,100
Gastos	100,011,100

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	100,771,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	84,771,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	84,699,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	64,020,000
296.1.2.1.1.00.	ARRENDAMIENTOS	33,456,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	5,100,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	28,356,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	12,924,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	12,924,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	17,640,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,536,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	16,104,000
296.1.2.4.0.00.	TASAS Y DERECHOS	20,424,000
296.1.2.4.2.00.	TASAS	20,424,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	264,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	444,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,520,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	5,196,000
296.1.2.4.2.99.	OTRAS TASAS	12,000,000



296.1.2.6.0.00.	INGRESOS VARIOS	255,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	210,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	45,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	72,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	72,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	72,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	16,000,000
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	16,000,000
296.2.1.1.0.00.	VENTA DE ACTIVOS	16,000,000
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	16,000,000
296.2.1.1.1.02.	EDIFICIOS	16,000,000

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,301,315
Comercialización y Desarrollo	4,185,985
Transferencias Varias	68,766,200
Operaciones Financieras	5,757,600
Total del Presupuesto de Funcionamiento	**90,011,100**
Inversión	
Inversiones Estratégicas de Zona Libre	10,000,000
Total del Presupuesto de Inversión	**10,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,011,100**

CAPÍTULO XIII

2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2013:

Ingresos Totales	14,480,685
Menos: Aumento de Reservas	
Ingresos Disponibles	14,480,685
Gastos	14,480,685

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	14,480,685

91



297.1.0.0.0.00.	INGRESOS CORRIENTES	7,953,885
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,953,885
297.1.2.1.0.00.	RENTA DE ACTIVOS	1,080,600
297.1.2.1.1.00.	ARRENDAMIENTOS	1,080,600
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	355,500
297.1.2.1.1.02.	DE LOTES Y TIERRAS	725,100
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,417,285
297.1.2.3.1.00.	GOBIERNO CENTRAL	6,417,285
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	6,417,285
297.1.2.6.0.00.	INGRESOS VARIOS	456,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	456,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	6,526,800
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,526,800
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,526,800
297.2.3.2.1.00.	GOBIERNO CENTRAL	6,526,800
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL-MICI	6,526,800

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,712,770
Desarrollo del Area Panamá Pacífico	4,241,115
Total del Presupuesto de Funcionamiento	**7,953,885**
Inversión	
Desarrollo de Infraestructura	6,526,800
Total del Presupuesto de Inversión	**6,526,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,480,685**

CAPÍTULO XIV

2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2013:

Ingresos Totales	73,156,700
Menos: Aumento de Reservas	
Ingresos Disponibles	73,156,700
Gastos	73,156,700

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	73,156,700
298.1.0.0.0.00.	INGRESOS CORRIENTES	50,406,700
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	50,406,700
298.1.2.1.0.00.	RENTA DE ACTIVOS	32,180,300
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	32,180,300
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	32,180,300
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,452,800
298.1.2.3.1.00.	GOBIERNO CENTRAL	12,452,800
298.1.2.3.1.12.	MINISTERIO DE SALUD	12,452,800
298.1.2.6.0.00.	INGRESOS VARIOS	5,773,600
298.1.2.6.0.10.	VIGENCIAS EXPIRADAS	5,123,600
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	650,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	22,750,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	22,750,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	22,750,000
298.2.3.2.1.00.	GOBIERNO CENTRAL	22,750,000
298.2.3.2.1.12.	MINISTERIO DE SALUD	22,750,000

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2013:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,374,430
Operación y Disposic. Res. Sólido	34,032,270
Total del Presupuesto de Funcionamiento	**50,406,700**
Inversión	
Obras Sanitarias y Equipamiento	22,750,000
Total del Presupuesto de Inversión	**22,750,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**73,156,700**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 193. Apruébanse los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2013, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	556,944,325	1,822,632,735	2,379,577,060	470,748,960	1,908,828,100	2,379,577,060
SUPERINTENDENCIA DE BANCOS	15,645,200	-937,315	14,707,885	14,469,835	238,050	14,707,885
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,938,700	0	2,938,700	2,597,000	341,700	2,938,700
BANCO DE DESARROLLO AGROPECUARIO	48,055,000	38,941,350	86,996,350	15,376,350	71,620,000	86,996,350
BANCO HIPOTECARIO NACIONAL	6,685,500	10,953,600	17,639,100	9,183,700	8,455,400	17,639,100
BANCO NACIONAL DE PANAMÁ	329,745,400	1,367,633,600	1,697,379,000	303,583,000	1,393,796,000	1,697,379,000
CAJA DE AHORROS	140,734,300	406,011,500	546,745,800	116,071,700	430,674,100	546,745,800
SUPERINTENDENCIA DE MERCADO DE VALORES	4,748,475	0	4,748,475	4,699,725	48,750	4,748,475
INSTITUTO DE SEGURO AGROPECUARIO	8,391,750	30,000	8,421,750	4,767,650	3,654,100	8,421,750

ARTÍCULO 194. Apruébanse los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2013, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	348,312,660	120,021,300	0	0	2,415,000	470,748,960
SUPERINTENDENCIA DE BANCOS	13,901,835	568,000	0	0	0	14,469,835
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,417,000	180,000	0	0	0	2,597,000
BANCO DE DESARROLLO AGROPECUARIO	14,066,150	315,200	0	0	995,000	15,376,350
BANCO HIPOTECARIO NACIONAL	8,093,700	214,800	0	0	875,200	9,183,700
BANCO NACIONAL DE PANAMÁ	188,527,800	115,055,200	0	0	0	303,583,000
CAJA DE AHORROS	113,494,200	2,032,700	0	0	544,800	116,071,700
SUPERINTENDENCIA DE MERCADO DE VALORES	4,568,625	131,100	0	0	0	4,699,725
INSTITUTO DE SEGURO AGROPECUARIO	3,243,350	1,524,300	0	0	0	4,767,650



ARTÍCULO 195. Apruébanse los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2013 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**1,884,569,500**	**12,171,400**	**0**	**12,087,200**	**1,908,828,100**
SUPERINTENDENCIA DE BANCOS	0	238,050	0	0	238,050
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	0	341,700	0	0	341,700
BANCO DE DESARROLLO AGROPECUARIO	61,904,000	125,000	0	9,591,000	71,620,000
BANCO HIPOTECARIO NACIONAL	5,753,800	205,400	0	2,496,200	8,455,400
BANCO NACIONAL DE PANAMÁ	1,392,899,000	897,000	0	0	1,393,796,000
CAJA DE AHORROS	420,402,200	10,271,900	0	0	430,674,100
SUPERINTENDENCIA DE MERCADO DE VALORES	0	48,750	0	0	48,750
INSTITUTO DE SEGURO AGROPECUARIO	3,610,500	43,600	0	0	3,654,100

CAPÍTULO II

3.10. SUPERINTENDENCIA DE BANCOS

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2013:

Ingresos Totales	15,645,200
Menos: Aumento de Reservas	937,315
Ingresos Disponibles	14,707,885
Gastos	14,707,885

ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	15,645,200
310.1.0.0.0.00.	INGRESOS CORRIENTES	15,645,200
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,010,200
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,878,500
310.1.2.3.7.00.	SECTOR PRIVADO	1,878,500
310.1.2.3.7.02.	FECI	1,878,500
310.1.2.4.0.00.	TASAS Y DERECHOS	11,873,700
310.1.2.4.2.00.	TASAS	11,873,700
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	8,195,600
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,678,100
310.1.2.6.0.00.	INGRESOS VARIOS	258,000



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	100,000
310.1.2.6.0.26.	INGRESOS VARIOS	78,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	35,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	35,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	35,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,600,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,600,000
310.1.4.2.0.01.	SALDO CORRIENTE	1,600,000

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,077,720
Desarrollo y Regulación Bancaria	7,630,165
Total del Presupuesto de Funcionamiento	**14,707,885**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,707,885**

CAPÍTULO III

3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2013:

Ingresos	2,938,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,938,700
Gastos	2,938,700

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,938,700
311.1.0.0.0.00.	INGRESOS CORRIENTES	2,938,700
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,738,700
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	900,000
311.1.2.3.1.00.	GOBIERNO CENTRAL	900,000
311.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	900,000
311.1.2.4.0.00.	TASAS Y DERECHOS	1,723,800
311.1.2.4.2.00.	TASAS	1,723,800
311.1.2.4.2.66.	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,703,800
311.1.2.4.2.67.	TASA POR INSPECCIÓN DE SEGUROS Y REASEGUROS	20,000



311.1.2.6.0.00.	INGRESOS VARIOS	114,900
311.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	85,000
311.1.2.6.0.99.	OTROS INGRESOS VARIOS	29,900
311.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	200,000
311.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	200,000
311.1.4.2.0.01.	SALDO CORRIENTE	200,000

ARTÍCULO 201. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,849,700
Protección y Fomento de Seguros y Reaseg	1,089,000
Total del Presupuesto de Funcionamiento	**2,938,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,938,700**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2013:

Ingresos	88,300,000
Menos: Aumento de Reservas	1,303,650
Ingresos Disponibles	86,996,350
Gastos	86,996,350

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	88,300,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	48,055,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	38,505,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	5,000
315.1.2.1.1.00.	ARRENDAMIENTOS	5,000
315.1.2.1.1.01.	ARRENDAMIENTOS	5,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	37,500,000
315.1.2.3.7.00.	SECTOR PRIVADO	37,500,000
315.1.2.3.7.02.	FECI	37,500,000
315.1.2.4.0.00.	TASAS Y DERECHOS	1,000,000
315.1.2.4.2.00.	TASAS	1,000,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,000,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	9,550,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	9,550,000



315.1.3.1.0.17.	AL SECTOR PRIVADO	9,550,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	40,245,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	35,245,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	2,000,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,000,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	2,000,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,245,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,245,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,245,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,500,000
315.2.2.1.0.00.	CRÉDITO INTERNO	2,500,000
315.2.2.1.4.00.	PRÉSTAMOS	2,500,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	2,500,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,419,450
Servicio de Crédito Agropecuario	6,086,900
Operaciones Financieras	10,586,000
Total del Presupuesto de Funcionamiento	**25,092,350**
Inversión	
Crédito Agropecuario	56,729,000
Equipamiento	1,800,000
Rehabilitación de Sucursales	875,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de Inversión	**61,904,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**86,996,350**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2013:

Ingresos Totales	17,639,100
Menos: Aumento de Reservas	
Ingresos Disponibles	17,639,100
Gastos	17,639,100



ARTÍCULO 206. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	17,639,100
330.1.0.0.0.00.	INGRESOS CORRIENTES	6,685,500
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,941,200
330.1.2.1.0.00.	RENTA DE ACTIVOS	387,800
330.1.2.1.1.00.	ARRENDAMIENTOS	387,800
330.1.2.1.1.01.	ARRENDAMIENTOS	387,800
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	642,700
330.1.2.3.1.00.	GOBIERNO CENTRAL	642,700
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	642,700
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	1,895,700
330.1.2.6.0.11.	REINTEGROS	360,000
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,535,700
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,744,300
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,744,300
330.1.3.1.0.17.	AL SECTOR PRIVADO	3,744,300
330.2.0.0.0.00.	INGRESOS DE CAPITAL	10,953,600
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	10,953,600
330.2.1.1.0.00.	VENTA DE ACTIVOS	4,000,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	4,000,000
330.2.1.1.1.01.	TERRENOS	4,000,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	6,953,600
330.2.1.3.7.00.	SECTOR PRIVADO	6,953,600
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	6,953,600

ARTÍCULO 207. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,471,100
Operaciones de Créditos	2,023,900
Transferencias Varias	18,900
Operaciones Financieras	3,371,400
Total del Presupuesto de Funcionamiento	**11,885,300**
Inversión	
Inversiones Propias del B.H.N.	5,753,800
Total del Presupuesto de Inversión	**5,753,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,639,100**

99



CAPÍTULO VI

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2013:

Ingresos Totales	1,697,379,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,697,379,000
Gastos	1,697,379,000

ARTÍCULO 209. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,697,379,000
345.1.0.0.0.00.	INGRESOS CORRIENTES	329,745,400
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,626,800
345.1.2.1.0.00.	RENTA DE ACTIVOS	904,000
345.1.2.1.1.00.	ARRENDAMIENTOS	32,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	32,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	872,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	872,000
345.1.2.4.0.00.	TASAS Y DERECHOS	12,722,800
345.1.2.4.2.00.	TASAS	12,722,800
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	12,722,800
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	310,769,500
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	272,765,700
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	23,437,200
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	4,416,600
345.1.3.1.0.17.	AL SECTOR PRIVADO	175,777,500
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	69,134,400
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	38,003,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	38,003,800
345.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	5,349,100
345.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,349,100
345.1.4.2.0.01.	SALDO CORRIENTE	5,349,100
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,367,633,600
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,367,633,600
345.2.1.1.0.00.	VENTA DE ACTIVOS	10,050,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	10,050,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	10,050,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,357,583,600
345.2.1.3.1.00.	GOBIERNO CENTRAL	573,881,200
345.2.1.3.1.01.	GOBIERNO CENTRAL	573,881,200
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	8,417,100
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4,750,000



345.2.1.3.3.38.	AUTORIDAD DE AERONÁUTICA CIVIL	1,315,800
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	775,285,300
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	775,285,300

ARTÍCULO 210. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	199,251,000
Transferencias Varias	105,229,000
Total del Presupuesto de Funcionamiento	**304,480,000**
Inversión	
Crédito Comercial	1,120,590,600
Obras y Construcciones	16,400,000
Crédito Agropecuario	126,324,200
Crédito para Vivienda	90,000,000
Equipamiento de Sucursales	39,584,200
Total del Presupuesto de Inversión	**1,392,899,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,697,379,000**

CAPÍTULO VII

3.60 CAJA DE AHORROS

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2013:

Ingresos Totales	546,745,800
Menos: Aumento de Reservas	
Ingresos Disponibles	546,745,800
Gastos	546,745,800

ARTÍCULO 212. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	546,745,800
360.1.0.0.0.00.	INGRESOS CORRIENTES	140,734,300
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	20,000
360.1.2.1.0.00.	RENTA DE ACTIVOS	20,000



360.1.2.1.1.00.	ARRENDAMIENTOS	20,000
360.1.2.1.1.01.	ARRENDAMIENTOS	20,000
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	140,714,300
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	140,714,300
360.1.3.1.0.17.	AL SECTOR PRIVADO	140,714,300
360.2.0.0.0.00.	INGRESOS DE CAPITAL	406,011,500
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	254,910,700
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	229,910,700
360.2.1.3.7.00.	SECTOR PRIVADO	229,910,700
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	229,910,700
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	25,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	25,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	25,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	137,764,400
360.2.3.4.0.00.	OTROS	137,764,400
360.2.3.4.0.01.	OTROS	137,764,400
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	13,336,400
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	13,336,400
360.2.4.2.0.01.	SALDO DE CAPITAL	13,336,400

ARTÍCULO 213. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	20,789,000
Captación y Colocación	77,771,600
Control de Operaciones	27,198,200
Operaciones Financieras	544,800
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**126,343,600**
Inversión	
Hipotecarios y Construcción	117,698,000
Adquisición Inmuebles y Equipo	10,115,200
Otros Préstamos	292,589,000
Total del Presupuesto de Inversión	**420,402,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**546,745,800**

CAPÍTULO VIII

3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 214. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2013:

Ingresos Totales	4,748,475

Menos: Aumento de Reservas
Ingresos Disponibles 4,748,475

Gastos 4,748,475

ARTÍCULO 215. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DE MERCADO DE VALORES	4,748,475
365.1.0.0.0.00.	INGRESOS CORRIENTES	4,748,475
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,748,475
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	383,275
365.1.2.3.1.00.	GOBIERNO CENTRAL	383,275
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	383,275
365.1.2.4.0.00.	TASAS Y DERECHOS	3,691,200
365.1.2.4.2.00.	TASAS	3,691,200
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	3,691,200
365.1.2.6.0.00.	INGRESOS VARIOS	674,000
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	672,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,000

ARTÍCULO 216. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2013, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,056,575
Regulación del Mercado de Valores	1,691,900
Total del Presupuesto de Funcionamiento	**4,748,475**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,748,475**

CAPÍTULO IX

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2013:

Ingresos Totales 8,421,750
Menos: Aumento de Reservas
Ingresos Disponibles 8,421,750

Gastos 8,421,750

ARTÍCULO 218. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103



390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,421,750
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,391,750
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,391,750
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,600,900
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,600,900
390.1.2.1.4.10.	PRIMAS DE SEGURO	6,600,900
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,775,850
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,775,850
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,775,850
390.1.2.6.0.00.	INGRESOS VARIOS	15,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000

ARTÍCULO 219. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2013 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,195,483
Seguro Agropecuario	3,615,767
Total del Presupuesto de Funcionamiento	**4,811,250**
Inversión	
Equipamento	230,500
Infraestructura	810,000
Garantía para actividad agropecuaria	2,570,000
Total del Presupuesto de Inversión	**3,610,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,421,750**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 220. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 221. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2013.

ARTÍCULO 222. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

Las personas jurídicas que al amparo de documento legal idóneo administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 223. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

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Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 224. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 225. Principio general. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 226. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 227. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.



Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 228. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 229. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 230. Ingresos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

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La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada período fiscal.

ARTÍCULO 231. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 232. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría



General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 233. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 234. Ingresos recaudados inferiores a los presupuestados. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 235. Modificación de los ingresos. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 236. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas,



podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda y Ordenamiento Territorial; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo de Ahorro de Panamá (FAP), creado mediante la Ley 38 de 2012, que deroga la Ley 20 de 1995, que creó el Fondo Fiduciario para el Desarrollo (FFD).

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 237. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 238. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 239. Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 240. Redistribución de las asignaciones mensuales. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.



ARTÍCULO 241. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

ARTÍCULO 242. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 243. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.



PARÁGRAFO. En los casos de Sociedades Anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 244. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos y la Superintendencia del Mercado de Valores se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 245. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.



En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al Objeto de Gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 246. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 247. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo



de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 248. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final contra la aprobación del producto final de los servicios contratados.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

Quedarán exceptuados del procedimiento de selección de contratista y del procedimiento excepcional de contratación las consultorías que no sobrepasen de trescientos mil balboas (B/.300,000.00).

ARTÍCULO 249. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral y el fiscal general



electoral, magistrados del Tribunal de Cuentas y el fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 250. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo sólo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 251. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte



Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general, fiscal general electoral, fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, expresidentes y exvicepresidentes de la República, en función pública: B/.100.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 252. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal de cuentas,



defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.350.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50% de la diferencia del viático establecido para misiones oficiales.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

ARTÍCULO 253. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Pública y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal de cuentas, el contralor y el



subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director general de Ingresos, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un director nacional de una entidad y se encuentre acompañado de un ministro o viceministro, el ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

ARTÍCULO 254. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 255. Pago de obligaciones a la seguridad social. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 256. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 257. Indemnizaciones ordenadas por los tribunales. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las



instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

ARTÍCULO 258. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, así como los asistentes, la secretaria del ministro y el personal de seguridad del ministro o viceministro que así lo requiera por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 259. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de

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bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 260. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 24 del Texto Único de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 261. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 262. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 247 de la presente Ley.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.



ARTÍCULO 263. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 264. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 265. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 266. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los



planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 267. Inversiones de desarrollo local y obras comunitarias. Las transferencias de capital del Presupuesto de Inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 268. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 269. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 270. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.



SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 271. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 1 de febrero y el 31 de octubre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría



de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 272. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.
3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 273. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 274. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.



ARTÍCULO 275. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 276. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable y, posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 277. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.



ARTÍCULO 278. Gasto tributario. Son las concesiones o exenciones (subsidios u otros) a una estructura tributaria que reducen la recaudación de ingresos del Gobierno.

El Ministerio de Economía y Finanzas registrará el gasto tributario a través de la Dirección Nacional de Contabilidad, la cual las coordinará con la Dirección General de Ingresos, las entidades ejecutoras del Gobierno Central que den reconocimiento a este tipo de gastos y la Contraloría General de la República.

Con la finalidad de mantener el equilibrio presupuestario, se autoriza al Ministerio de Economía y Finanzas para que realice las modificaciones en ejecución del gasto tributario.

ARTÍCULO 279. Modificación a la estructura de puestos. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 1 de febrero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 280. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.



ARTÍCULO 281. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.

PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 282. Plazos e informes. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y



volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá (FAP). La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 283. Reasignación de partidas presupuestarias. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 284. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de 2013.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.



ARTÍCULO 285. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 286. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de 2013 se realizará hasta el 30 de abril del año 2014.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 287. Saldo en caja libre. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTICULO 288. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto. Una vez aprobado este crédito adicional, este saldo en caja y banco no podrá utilizarse en traslados de partidas a otros programas o proyectos.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 289. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.



ARTÍCULO 290. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 291. Traslados de funcionarios entre entidades del Estado. Del 1 de febrero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 292. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 293. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.



ARTÍCULO 294. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 295. Manual de organización y de clases ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 296. Bonificación por antigüedad a los servidores públicos de carrera administrativa y de carrera del servicio legislativo. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá el último mes de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.



ARTÍCULO 297. Modificación a la estructura organizativa. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas modificaciones a su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que las evaluará y autorizará.

ARTÍCULO 298. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Previo se limitará a la verificación de la partida de gastos autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 299. Contrataciones que celebre el Programa de Ayuda Nacional- PAN. Los contratos que celebre el Programa de Ayuda Nacional- PAN estarán exceptuados de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, hasta el 31 de diciembre de 2013.

ARTÍCULO 300. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2013, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 301. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.



ARTÍCULO 302. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 303. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2013.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 499 de 2012 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los quince días del mes de octubre del año dos mil doce.


REPUBLICA DE PANAMA

El Presidente,

Sergio R. Gálvez Evers

El Secretario General,

Wigberto E. Quintero G.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPUBLICA. PANAMÁ, REPÚBLICA DE PANAMÁ, DE 18 DE octubre DE 2012.

RICARDO MARTINELLI BERROCAL
Presidente de la Republica

FRANK DE LIMA
Ministro de Economía y Finanzas